UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.
Goldman, Sachs & Co.
One New York Plaza
New York, New York 10004

Copies to:
Jeffrey A. Dalke, Esq.
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: August 31

Date of reporting period: August 31, 2003

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

CORE℠ EQUITY FUNDS

Annual Report August 31, 2003

Long-term capital growth potential through diversified portfolios of equity investments using CORE, a proprietary quantitative approach to stock selection and portfolio construction.

Goldman Sachs Asset Management

Goldman Sachs CORE℠ Equity Funds

- **GOLDMAN SACHS CORE U.S. EQUITY FUND**

- **GOLDMAN SACHS CORE LARGE CAP GROWTH FUND**

- **GOLDMAN SACHS CORE SMALL CAP EQUITY FUND**

- **GOLDMAN SACHS CORE LARGE CAP VALUE FUND**

- **GOLDMAN SACHS CORE INTERNATIONAL EQUITY FUND**

| NOT FDIC-INSURED | May Lose Value | No Bank Guarantee |

Domestic CORE℠ Investment Process

**GOLDMAN SACHS'
CORE DOMESTIC
INVESTMENT PROCESS**

1

DISCIPLINED
STOCK SELECTION



2

CAREFUL
PORTFOLIO CONSTRUCTION



3

RESULTS

---

1 DISCIPLINED STOCK SELECTION

- **Comprehensive** – We calculate expected excess returns for more than 3,000 stocks on a daily basis.

- **Rigorous** – We evaluate stocks based on fundamental investment criteria that have outperformed historically.

- **Objective** – Our stock selection process is free from the emotion that can lead to biased investment decisions.

---

2 CAREFUL PORTFOLIO CONSTRUCTION

- Our computer optimization process allocates risk to our best investment ideas and constructs funds that neutralize systematic risks and deliver better returns.

- We use a unique, proprietary risk model that is more precise, more focused and faster to respond because it identifies , tracks and manages risk specific to our process, using daily data.

---

3 RESULTS

Fully invested, well-diversified portfolio that:

- Maintains style, sector, risk and capitalization characteristics similar to the benchmark.

- Offers broad access to a clearly defined equity universe.

- Aims to generate excess returns that are positive, consistent and repeatable.

CORE U.S. Equity Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs CORE U.S. Equity Fund during the one-year reporting period that ended August 31, 2003.

Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 11.90%, 11.10%, 11.15%, 12.40%, and 11.83%, respectively. These returns compare to the 12.07% cumulative total return of the Fund's benchmark, the S&P 500 Index (with dividends reinvested).

The one-year reporting period was a difficult period for many portfolio managers, particularly those with a high quality or stable growth bias. However, as the market's gains were more subdued towards the end of the period, investors sought stocks with stronger fundamentals. This helped the CORE process to again add value and for one of its share classes to outperform the benchmark.

Portfolio Positioning

The CORE investment process analyzes each stock based upon its Valuation and Momentum characteristics, Earnings Quality, Profitability, Management Impact as well as a Fundamental Research assessment. Over the one-year reporting period, returns to the CORE themes were mixed. Profitability contributed the most positively for the period, as companies with strong profit margins and good operating efficiency boosted relative returns the most. Earnings Quality and Valuation also experienced positive returns for the period while Management Impact and Fundamental Research detracted somewhat from relative returns. Owning companies with strong Momentum characteristics (and avoidance of those with weak Momentum) hurt relative returns most significantly for the period.

Portfolio Highlights

Stock selection versus the benchmark was positive in seven out of 13 sectors, most notably in the Health Care sector. Among the Fund's most successful holdings were overweight positions in SanDisk Corp., Boston Scientific Corp., and Gilead Sciences, Inc. Although the Fund's returns were positive in the Consumer Cyclicals and Technology sectors, its holdings in these sectors underperformed relative to their peers in the benchmark. Examples of stocks that detracted the most from relative performance were overweight positions in R.J. Reynolds Tobacco Holdings, Inc., Kraft Foods, Inc. and Loews Corp.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Investment Team

New York, September 15, 2003

CORE℠ U.S. Equity Fund

as of August 31, 2003

Assets Under Management

$646.4 Million

Number of Holdings

158

NASDAQ SYMBOLS

Class A Shares

GSSQX

Class B Shares

GSSBX

Class C Shares

GSUSX

Institutional Shares

GSELX

Service Shares

GSESX

PERFORMANCE REVIEW

September 1, 2002–August 31, 2003	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]
Class A	11.90%	12.07%
Class B	11.10	12.07
Class C	11.15	12.07
Institutional	12.40	12.07
Service	11.83	12.07

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The S&P 500 Index (with dividends reinvested) is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index does not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 6/30/03	Class A	Class B	Class C	Institutional	Service
One Year	-4.96%	-5.18%	-1.19%	0.93%	0.42%
Five Years	-3.48	-3.50	-3.11	-1.99	-2.48
Ten Years	8.79	N/A	N/A	N/A	9.38[4]
Since Inception	8.41 (5/24/91)	5.46 (5/1/96)	0.69 (8/15/97)	8.93 (6/15/95)	8.90[4] (5/24/91)

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[4] Performance data for Service Shares prior to June 7, 1996 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the CORE U.S. Equity Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 8/31/03[5]

Holding	% of Net Assets	Line of Business
Wal-Mart Stores, Inc.	3.6%	Department Stores
Exxon Mobil Corp.	3.4	Energy Reserves
Citigroup, Inc.	3.3	Banks
Microsoft Corp.	2.2	Computer Software
Bank of America Corp.	2.2	Banks
General Electric Co.	2.1	Financial Services
Johnson & Johnson	2.0	Drugs
The Procter & Gamble Co.	1.9	Home Products
Intel Corp.	1.8	Semiconductors
Pfizer, Inc.	1.7	Drugs

[5] The top 10 holdings may not be representative of the Fund's future investments.

CORE Large Cap Growth Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs CORE Large Cap Growth Fund during the one-year reporting period that ended August 31, 2003.

Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 14.02%, 13.19%, 13.19%, 14.47%, and 13.87 %, respectively. These returns compare to the 14.08% cumulative total return of the Fund's benchmark, the Russell 1000 Growth Index (with dividends reinvested).

The one-year reporting period was a difficult period for many portfolio managers, particularly those with a high quality or stable growth bias. However, as the market's gains were more subdued towards the end of the period, investors sought stocks with stronger fundamentals. This helped the CORE process to again add value and for one of its share classes to outperform the benchmark.

Portfolio Positioning

The CORE investment process analyzes each stock based upon its Valuation and Momentum characteristics, Earnings Quality, Profitability, Management Impact as well as a Fundamental Research assessment. Over the one-year reporting period, returns to the CORE themes were mixed. Profitability contributed the most positively for the period, as companies with strong profit margins and good operating efficiency boosted relative returns the most. Earnings Quality and Management Impact also experienced positive returns for the period, while Fundamental Research and Valuation detracted from relative returns. Owning companies with strong Momentum characteristics (and avoidance of those with weak Momentum) hurt relative returns most significantly for the period.

Portfolio Highlights

During the period, the Fund's stock selection was mixed across sectors. The Fund's holdings in the Health Care and Financial sectors outperformed their peers in the benchmark the most. Among the Fund's best relative performers versus the benchmark were overweight positions in Genentech, Inc., Amazon.com, Inc. and Gilead Sciences, Inc. We have since sold out of the Fund's position in Genentech, Inc. Although the Fund's returns were positive in Technology, its holdings significantly underperformed their peers in the benchmark for the period. Examples of holdings that detracted most from relative performance were overweight positions in Kraft Foods, Inc., R.J. Reynolds Tobacco Holdings, Inc., and Loews Corp.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Investment Team

New York, September 15, 2003

CORE[SM] Large Cap Growth Fund

as of August 31, 2003

Assets Under Management

$369.9 Million

Number of Holdings

123

NASDAQ SYMBOLS

Class A Shares

GLCGX

Class B Shares

GCLCX

Class C Shares

GLCCX

Institutional Shares

GCGIX

Service Shares

GSCLX

PERFORMANCE REVIEW

September 1, 2002–August 31, 2003	Fund Total Return (based on NAV)[1]	Russell 1000 Growth Index[2]
Class A	14.02%	14.08%
Class B	13.19	14.08
Class C	13.19	14.08
Institutional	14.47	14.08
Service	13.87	14.08

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Russell 1000 Growth Index (with dividends reinvested) is an unmanaged market capitalization weighted index of the 1000 largest U.S. companies with higher price-to-book ratios and higher forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 6/30/03	Class A	Class B	Class C	Institutional	Service
One Year	-2.68%	-2.82%	1.18%	3.42%	2.75%
Five Years	-6.90	-6.91	-6.50	-5.43	-5.92
Ten Years	9.19[4]	N/A	N/A	10.05[4]	9.71[4]
Since Inception	8.93[4]	0.62	-2.12	9.69[4]	9.40[4]
	(11/11/91)	(5/1/97)	(8/15/97)	(11/11/91)	(11/11/91)

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[4] Performance data for Institutional and Service Shares prior to May 1, 1997 (commencement of operations) is that of Class A Shares. Class A Share performance for such period is that of a predecessor separate account (which converted into Class A Shares) adjusted to reflect the higher fees and expenses applicable to the Fund's Class A Shares. Although the predecessor separate account was managed by Goldman Sachs Asset Management in a manner and pursuant to investment objectives in all material respects equivalent to management and investment objectives of the CORE Large Cap Growth Fund, the separate account was not registered under the Investment Company Act of 1940 (the "Act") and was not subject to certain investment restrictions imposed by the Act. If it had registered under the Act, performance might have been adversely affected. The fees applicable to Institutional and Service Shares are different from those applicable to Class A Shares, which impacts performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 8/31/03[5]

Holding	% of Net Assets	Line of Business
Intel Corp.	4.9%	Semiconductors
General Electric Co.	4.7	Financial Services
Wal-Mart Stores, Inc.	4.1	Department Stores
Pfizer, Inc.	3.8	Drugs
Microsoft Corp.	3.7	Computer Software
Oracle Corp.	2.2	Computer Software
Johnson & Johnson	1.9	Drugs
The Procter & Gamble Co.	1.9	Home Products
Medtronic, Inc.	1.8	Medical Products
Eli Lilly & Co.	1.8	Drugs

[5] The top 10 holdings may not be representative of the Fund's future investments.

CORE Small Cap Equity Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs CORE Small Cap Equity Fund during the one-year reporting period that ended August 31, 2003.

Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 24.04%, 23.03%, 23.09%, 24.50%, and 23.87%, respectively. These returns compare to the 29.08% cumulative total return of the Fund's benchmark, the Russell 2000 Index (with dividends reinvested).

The one-year period ending August 31, 2003 was a difficult period for many managers, particularly in the small-cap space, as investors became overly enthusiastic about the strength and speed of the expected economic recovery. As a result, higher risk, lower quality stocks were unduly rewarded. In managing the Fund, we seek to outperform the benchmark by investing in a portfolio of stocks that possess a number of fundamental factors, including compelling valuations, profitability, and quality of earnings. With more speculative stocks outperforming, the Fund lagged its benchmark on a relative basis.

Portfolio Positioning

The CORE investment process analyzes each stock based upon its Valuation and Momentum characteristics, Earnings Quality, Profitability, Management Impact as well as a Fundamental Research assessment. Over the one-year reporting period, returns to the CORE themes were mixed. Profitability contributed the most positively for the period, as companies with strong profit margins and good operating efficiency boosted relative returns. Earnings Quality, Valuation, and Management Impact also added value for the period, while Fundamental Research detracted from relative returns somewhat. However, owning companies with strong Momentum characteristics (and avoidance of those with weak Momentum) hurt relative returns most significantly for the period.

Portfolio Highlights

Stock selection was largely unsuccessful for the period, with the Fund's holdings under-performing their peers in the benchmark in eight of the 13 sectors. In particular, the Fund's holdings in the Technology sector detracted significantly from relative returns. Among the Fund's least successful holdings were overweight positions in Anixter International, Inc., FelCor Lodging Trust, Inc. and Visteon Corp. The Fund's best relative performers were stocks in the Industrials and Basic Materials sectors. Examples of stocks that contributed most positively to relative performance were overweight positions in Avid Technology, Inc., PacifiCare Health Systems, Inc. and Allen Telecom Inc. We have since sold out of the Fund's positions in PacifiCare Health Systems, Inc. and Allen Telecom Inc.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Investment Team

New York, September 15, 2003

CORE℠ Small Cap Equity Fund

as of August 31, 2003

Assets Under Management

$277.9 Million

Number of Holdings

454

NASDAQ SYMBOLS

Class A Shares

GCSAX

Class B Shares

GCSBX

Class C Shares

GCSCX

Institutional Shares

GCSIX

Service Shares

GCSSX

PERFORMANCE REVIEW

September 1, 2002–August 31, 2003	Fund Total Return (based on NAV)[1]	Russell 2000 Index[2]
Class A	24.04%	29.08%
Class B	23.03	29.08
Class C	23.09	29.08
Institutional	24.50	29.08
Service	23.87	29.08

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charge.

[2] The Russell 2000 Index (with dividends reinvested) is an unmanaged index of common stock prices that measures the performance of the 2000 smallest companies in the Russell 3000 Index. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 6/30/03	Class A	Class B	Class C	Institutional	Service
One Year	-8.22%	-8.47%	-4.61%	-2.55%	-2.98%
Five Years	-0.35	-0.39	0.06	1.16	0.67
Since Inception (8/15/97)	2.44	2.48	2.70	3.81	3.33

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 8/31/03[4]

Holding	% of Net Assets	Line of Business
United Stationers, Inc.	1.3%	Forestry and Paper
Sunoco, Inc.	1.0	Oil Refining
LandAmerica Financial Group, Inc.	1.0	Property/Casualty Insurance
HRPT Properties Trust	1.0	Equity REIT
Silicon Valley Bancshares	0.9	Banks
Briggs & Stratton Corp.	0.8	Industrial Parts
Kos Pharmaceuticals, Inc.	0.8	Biotechnology
Pulitzer, Inc.	0.8	Publishing
Anixter International, Inc.	0.7	Electronic Equipment
Owens & Minor, Inc.	0.7	Medical Products

[4] The top 10 holdings may not be representative of the Fund's future investments.

CORE Large Cap Value Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs CORE Large Cap Value Fund during the one-year reporting period that ended August 31, 2003.

Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 9.70%, 8.83%, 8.95%, 10.03%, and 9.58%, respectively. These returns compare to the 11.63% cumulative total return of the Fund's benchmark, the Russell 1000 Value Index (with dividends reinvested).

During the reporting period, the market's largest gains came from higher risk, more speculative stocks. As a result, many portfolio managers who, like us, have a high quality or stable growth bias tended to underperform their benchmark. As the market's gains were more subdued towards the end of the period, investors favored stocks with stronger fundamentals, helping the CORE process to again add value. However, this was not enough to make up for the Fund's relative underperformance earlier in the period.

Portfolio Positioning

The CORE investment process analyzes each stock based upon its Valuation and Momentum characteristics, Earnings Quality, Profitability and Management Impact, as well as a Fundamental Research assessment. Over the one-year reporting period, returns to the various themes were mixed. Owning companies with strong Momentum characteristics (and avoidance of those with weak Momentum) hurt relative returns most significantly for the period. Valuation, Fundamental Research, and Management Impact also struggled, though less significantly. Profitability contributed the most positively for the period, as companies with strong profit margins and good operating efficiency boosted relative returns most, followed at some distance by Earnings Quality.

Portfolio Highlights

During the period, stock selection was weak overall. Although the Fund's absolute returns were positive in the Financial and Technology sectors, its holdings underperformed those in the benchmark the most for the period. Among the Fund's least successful holdings were overweight positions in R.J. Reynolds Tobacco Holdings, Inc., Kraft Foods, Inc. and an underweight position in J.P. Morgan Chase & Co. Meanwhile, the Fund's holdings in the Health Care sector added value but did little to offset losses felt elsewhere. Examples of stocks that contributed most to relative performance were overweight positions in PacifiCare Health Systems, Inc., PG&E, and Edison International. We have since sold out of the Fund's position in PG&E.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Investment Team

New York, September 15, 2003

CORE℠ Large Cap Value Fund

as of August 31, 2003

Assets Under Management

$257.1 Million

Number of Holdings

174

NASDAQ SYMBOLS

Class A Shares

GCVAX

Class B Shares

GCVBX

Class C Shares

GCVCX

Institutional Shares

GCVIX

Service Shares

GCLSX

PERFORMANCE REVIEW

September 1, 2002–August 31, 2003	Fund Total Return (based on NAV)[1]	Russell 1000 Value Index[2]
Class A	9.70%	11.63%
Class B	8.83	11.63
Class C	8.95	11.63
Institutional	10.03	11.63
Service	9.58	11.63

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Russell 1000 Value Index (inception date 1/1/99) is an unmanaged market capitalization weighted index of the 1,000 largest U.S. companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 6/30/03	Class A	Class B	Class C	Institutional	Service
One Year	-8.05%	-8.29%	-4.30%	-2.31%	-2.70%
Since Inception (12/31/98)	-2.03	-2.00	-1.52	-0.43	-0.88

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 8/31/03[4]

Holding	% of Net Assets	Line of Business
Exxon Mobil Corp.	4.6%	Energy Reserves
Citigroup, Inc.	3.6	Banks
Bank of America Corp.	2.6	Banks
Hewlett-Packard Co.	2.2	Computer Hardware
Wachovia Corp.	2.0	Banks
Wells Fargo & Co.	2.0	Banks
J.P. Morgan Chase & Co.	1.9	Banks
Viacom, Inc.	1.8	Entertainment
Caterpillar, Inc.	1.5	Heavy Machinery
Liberty Media Corp.	1.4	Media

[4] The top 10 holdings may not be representative of the Fund's future investments.

International CORE℠ Investment Process

GOLDMAN SACHS' CORE INTERNATIONAL INVESTMENT PROCESS

1

DISCIPLINED GLOBAL STOCK SELECTION (Bottom-up)



2

DISCIPLINED GLOBAL COUNTRY/CURRENCY SELECTION (Top-down)



3

CAREFUL PORTFOLIO CONSTRUCTION



4

RESULTS

---

1   DISCIPLINED GLOBAL STOCK SELECTION (Bottom-up)

■ **Comprehensive** – We calculate expected excess returns for more than 3,500 stocks on a daily basis.

■ **Rigorous** – We evaluate stocks based on fundamental investment criteria that have outperformed historically.

■ **Objective** – Our stock selection process is free from emotion that can lead to biased investment decisions.

2   DISCIPLINED GLOBAL COUNTRY/CURRENCY SELECTION (Top-down)

■ We actively manage exposures to global equity markets and currencies while seeking to maximize the return potential of our investment criteria.

3   CAREFUL PORTFOLIO CONSTRUCTION

■ We use unique, proprietary risk models for stock, country and currency selection that are more precise, more focused and faster to respond to the changing market environment.

4   RESULTS

Fully invested, well-diversified International portfolio that:

■ Blends top-down market views with bottom-up stock selection.

■ Maintains style, sector, risk and capitalization characteristics similar to the benchmark.

■ Aims to achieve excess returns by taking intentional country and currency bets and many small diversified stock positions.

CORE International Equity Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs CORE International Equity Fund during the one-year reporting period that ended August 31, 2003.

Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 5.00%, 4.45%, 4.38%, 5.64%, and 5.14%, respectively. These returns compare to the 9.58% cumulative total return of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East (EAFE) Index (unhedged, with dividends reinvested).

During the reporting period, the market's largest gains came from higher risk, more speculative stocks. As a result, many portfolio managers who, like us, have a high quality or stable growth bias tended to underperform their benchmark. As the market's gains were more subdued towards the end of the period, investors favored stocks with stronger fundamentals, helping the CORE process to again add value. However, this was not enough to make up for the Fund's relative underperformance earlier in the period.

Regional Allocations

In general, the Fund's country tilts contributed positively to relative performance, with underweight positions in France and the Netherlands and an overweight position in Japan the most successful for the period. On the downside, overweight positions in Germany and Sweden detracted the most from relative performance.

Sector Allocations

Our strategy remained sector-neutral within countries so that sector tilts that occurred within the Fund were the result of our country allocation decisions. During the period, the Fund's holdings in the Finance sector generated the weakest results relative to the benchmark followed at a distance by Capital Equipment. The Fund's strongest sectors compared with the benchmark were Materials and Multi-Industry.

Stock Selection

Overall, stock selection within countries detracted significantly from performance relative to the benchmark, although both the Fund and the Index were up in absolute terms. Stock selection versus their peers in the benchmark was the least successful in the UK, one of the top-weighted countries. On the upside, stronger stock selection in Australia, Switzerland and Spain offset some of the relative losses.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Investment Team

New York, September 15, 2003

CORE℠ International Equity Fund

as of August 31, 2003

Assets Under Management

$262.3 Million

Number of Holdings

320

NASDAQ SYMBOLS

Class A Shares

GCIAX

Class B Shares

GCIBX

Class C Shares

GCICX

Institutional Shares

GCIIX

Service Shares

GCISX

PERFORMANCE REVIEW

September 1, 2002–August 31, 2003	Fund Total Return (based on NAV)[1]	MSCI EAFE Index[2]
Class A	5.00%	9.58%
Class B	4.45	9.58
Class C	4.38	9.58
Institutional	5.64	9.58
Service	5.14	9.58

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The unmanaged Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East (EAFE) Index (unhedged, with dividends reinvested) is a market capitalization weighted composite of securities in 21 developed markets. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 6/30/03	Class A	Class B	Class C	Institutional	Service
One Year	-15.03%	-15.13%	-11.50%	-9.56%	-10.17%
Five Years	-5.45	-5.23	-4.86	-3.73	-4.23
Since Inception (8/15/97)	-4.65	-4.35	-4.18	-3.09	-3.58

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 8/31/03[4]

Holding	% of Net Assets	Line of Business
BP PLC	2.4%	Energy Sources
Siemens AG	2.3	Multi-Industry
Vodaphone Group PLC ADR	1.8	Telecommunications
Nippon Telephone & Telegraph Corp.	1.8	Telecommunications
HSBC Holdings PLC	1.7	Banking
GlaxoSmithKline PLC ADR	1.6	Health & Personal Care
TotalFinaElf SA	1.6	Energy Sources
Denso Corp.	1.5	Industrial Components
HBOS PLC	1.5	Banking
Deutsche Telekom AG	1.4	Telecommunications

[4] The top 10 holdings may not be representative of the Fund's future investments.

Performance Summary

August 31, 2003

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on May 24, 1991 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs CORE U.S. Equity Fund. For comparative purposes, the performance of the Fund's benchmark, the Standard and Poor's 500 Index (with dividends reinvested) (''S&P 500 Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

CORE U.S. Equity Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested May 24, 1991 to August 31, 2003.



Average Annual Total Return through August 31, 2003	Since Inception	Ten Years	Five Years	One Year
Class A (commenced May 24, 1991)				
Excluding sales charges	9.17%	9.59%	2.60%	11.90%
Including sales charges	8.67%	8.97%	1.45%	5.76%
Class B (commenced May 1, 1996)				
Excluding contingent deferred sales charges	5.93%	n/a	1.84%	11.10%
Including contingent deferred sales charges	5.93%	n/a	1.43%	6.10%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	1.37%	n/a	1.84%	11.15%
Including contingent deferred sales charges	1.37%	n/a	1.84%	10.15%
Institutional Class (commenced June 15, 1995)	9.31%	n/a	3.02%	12.40%
Service Class (commenced June 7, 1996)	6.30%	n/a	2.51%	11.83%

Statement of Investments

August 31, 2003

Shares	Description	Value
Common Stocks – 100.1%		
Airlines – 0.2%		
78,300	Southwest Airlines Co.	$ 1,338,147
Apparel & Textiles – 0.1%		
16,600	V. F. Corp.	665,660
Banks – 10.9%		
16,480	Associated Banc-Corp.	629,042
180,062	Bank of America Corp.	14,269,913
20,500	Bank of Hawaii Corp.	694,950
43,300	Charter One Financial, Inc.	1,342,300
496,800	Citigroup, Inc.	21,536,280
54,200	FleetBoston Financial Corp.	1,603,778
42,100	National City Corp.	1,333,728
95,800	SunTrust Banks, Inc.	5,856,254
308,900	U.S. Bancorp.	7,382,710
237,300	Wachovia Corp.	10,002,195
119,900	Wells Fargo & Co.	6,011,786
		70,662,936
Biotechnology – 2.6%		
76,992	Amgen, Inc.*	5,073,773
48,000	Applera Corp. – Applied Biosystems Group	1,044,480
38,500	Chiron Corp.*	1,956,570
29,800	Genentech, Inc.*	2,366,120
35,100	Gilead Sciences, Inc.*	2,341,170
113,900	MedImmune, Inc.*	3,971,693
		16,753,806
Chemicals – 1.9%		
27,200	3M Co.	3,875,184
205,900	Monsanto Co.	5,293,689
22,800	Sealed Air Corp.*	1,109,448
24,500	Sherwin-Williams Co.	736,960
19,100	The Lubrizol Corp.	649,400
13,500	The Valspar Corp.	627,345
		12,292,026
Computer Hardware – 3.2%		
158,000	Cisco Systems, Inc.*	3,025,700
145,600	Dell, Inc.*	4,750,928
516,985	Hewlett-Packard Co.	10,298,341
27,500	Lexmark International, Inc.*	1,843,600
69,500	Xerox Corp.*	749,210
		20,667,779
Computer Software – 6.0%		
19,700	Adobe Systems, Inc.	764,951
169,300	BMC Software, Inc.*	2,485,324
212,000	Citrix Systems, Inc.*	4,365,080
67,800	Computer Associates International, Inc.	1,737,714
59,500	International Business Machines Corp.	4,879,595
149,700	Intuit, Inc.*	6,784,404
543,600	Microsoft Corp.	14,416,272

Shares	Description	Value
Common Stocks – (continued)		
Computer Software – (continued)		
175,500	Oracle Corp.*	$ 2,242,890
28,300	VERITAS Software Corp.*	975,784
		38,652,014
Construction & Real Property – 0.1%		
1,550	NVR, Inc.*	671,925
Defense & Aerospace – 0.1%		
24,000	Rockwell Collins, Inc.	649,200
Department Stores – 5.6%		
151,600	Costco Wholesale Corp.*	4,864,844
42,000	Dillard's, Inc.	635,460
360,200	J. C. Penney Co., Inc. (Holding Co.)	7,643,444
393,800	Wal-Mart Stores, Inc.	23,301,146
		36,444,894
Drugs – 7.6%		
142,100	Eli Lilly & Co.	9,453,913
11,700	Forest Laboratories, Inc.*	549,900
261,000	Johnson & Johnson	12,940,380
197,000	McKesson Corp.	6,449,780
149,000	Merck & Co., Inc.	7,497,680
28,500	Mylan Laboratories, Inc.	1,037,400
369,430	Pfizer, Inc.	11,053,346
		48,982,399
Electric Utility – 1.4%		
70,300	Edison International*	1,325,858
134,300	Entergy Corp.	7,044,035
14,700	FPL Group, Inc.	909,342
		9,279,235
Electronic Equipment – 3.4%		
83,700	Comverse Technology, Inc.*	1,380,213
232,700	Corning, Inc.*	1,919,775
697,600	Motorola, Inc.	7,485,248
224,600	QUALCOMM, Inc.	9,271,488
47,300	Scientific-Atlanta, Inc.	1,608,200
		21,664,924
Energy Reserves – 4.3%		
12,000	Burlington Resources, Inc.	581,040
52,300	Devon Energy Corp.	2,706,525
583,816	Exxon Mobil Corp.	22,009,863
68,300	Occidental Petroleum Corp.	2,344,739
		27,642,167
Entertainment – 1.6%		
231,206	Viacom, Inc. Class B	10,404,270
Environmental Services – 0.7%		
172,100	Waste Management, Inc.	4,579,581
Equity REIT – 0.3%		
67,200	Equity Office Properties Trust	1,869,504

Shares	Description	Value
Common Stocks – (continued)		
Financial Services – 3.1%		
32,400	Capital One Financial Corp.	$ 1,730,160
14,500	Countrywide Financial Corp.	983,825
467,000	General Electric Co.	13,809,190
34,800	H&R Block, Inc.	1,534,680
47,900	MBNA Corp.	1,117,986
19,500	SLM Corp.	783,510
		19,959,351
Food & Beverages – 3.9%		
299,301	Archer-Daniels-Midland Co.	4,151,305
219,700	Kraft Foods, Inc.	6,525,090
36,400	SUPERVALU, INC.	877,240
253,800	SYSCO Corp.	7,984,548
37,400	The Coca-Cola Co.	1,627,648
369,300	Tyson Foods, Inc.	4,136,160
		25,301,991
Gold – 0.1%		
27,200	Freeport-McMoRan Copper & Gold, Inc.	816,000
Heavy Electrical Equipment – 0.1%		
49,600	American Power Conversion Corp.	888,832
Heavy Machinery – 0.8%		
70,800	Caterpillar, Inc.	5,085,564
Home Products – 3.8%		
114,500	Avon Products, Inc.	7,339,450
27,100	Colgate-Palmolive Co.	1,498,088
106,700	The Gillette Co.	3,463,482
141,500	The Procter & Gamble Co.	12,351,535
		24,652,555
Industrial Parts – 1.1%		
315,100	Tyco International Ltd.	6,484,758
12,800	W.W. Grainger, Inc.	637,824
		7,122,582
Information Services – 1.6%		
26,300	Automatic Data Processing, Inc.	1,049,633
34,400	Computer Sciences Corp.*	1,464,408
11,000	Fair Isaac Corp.	644,600
121,200	Moody's Corp.	6,285,432
26,500	Viad Corp.	632,820
		10,076,893
Internet – 0.6%		
118,100	Yahoo!, Inc.*	3,944,540
Life/Health Insurance – 2.9%		
100,300	John Hancock Financial Services, Inc.	3,062,159
114,400	MetLife, Inc.	3,251,248
21,800	Nationwide Financial Services, Inc.	643,100
135,900	Principal Financial Inc.	4,275,414
215,000	Prudential Financial, Inc.	7,828,150
		19,060,071

Shares	Description	Value
Common Stocks – (continued)		
Media – 4.4%		
493,900	AOL Time Warner, Inc.*	$ 8,080,204
16,600	Clear Channel Communications, Inc.*	748,992
152,721	Comcast Corp.*	4,543,450
209,400	Fox Entertainment Group, Inc.*	6,612,852
126,200	General Motors Corp. Class H*	1,885,428
566,100	Liberty Media Corp.*	6,849,810
		28,720,736
Medical Products – 3.3%		
123,900	Boston Scientific Corp.*	7,446,390
127,300	Guidant Corp.	6,390,460
138,500	Zimmer Holdings, Inc.*	7,165,990
		21,002,840
Medical Services – 1.0%		
63,600	Health Net, Inc.*	2,024,388
17,969	Medco Health Solutions, Inc.*	479,783
33,000	Oxford Health Plans, Inc.*	1,196,250
55,800	UnitedHealth Group, Inc.	2,758,194
		6,458,615
Motor Vehicles & Parts – 3.2%		
221,000	AutoNation, Inc.*	4,152,590
74,300	Delphi Corp.	673,158
316,800	Ford Motor Co.	3,662,208
208,200	General Motors Corp.	8,557,020
36,900	Johnson Controls, Inc.	3,653,100
		20,698,076
Oil Refining – 1.1%		
84,613	ConocoPhillips	4,724,790
44,000	Sunoco, Inc.	1,787,720
15,700	Valero Energy Corp.	618,580
		7,131,090
Oil Services – 1.2%		
285,400	Halliburton Co.	6,900,972
36,400	Transocean, Inc.*	768,768
		7,669,740
Property/Casualty Insurance – 2.4%		
26,700	American Financial Group, Inc.	584,196
79,889	American International Group, Inc.	4,758,988
89,625	Fidelity National Financial, Inc.	2,590,163
149,000	Loews Corp.	6,132,840
73,066	Travelers Property Casualty Corp. Class B	1,131,792
		15,197,979
Publishing – 0.5%		
19,100	Banta Corp.	663,343
60,800	Deluxe Corp.	2,596,160
		3,259,503

Statement of Investments (continued)

August 31, 2003

Shares	Description	Value
Common Stocks – (continued)		
Railroads – 0.3%		
40,900	Burlington Northern Santa Fe Corp.	$ 1,159,515
28,100	Trinity Industries, Inc.	739,592
		1,899,107
Restaurants – 0.4%		
82,800	Starbucks Corp.*	2,354,832
Securities & Asset Management – 2.0%		
70,600	Ameritrade Holding Corp.*	767,422
68,500	Merrill Lynch & Co., Inc.	3,683,930
159,100	Morgan Stanley	7,762,489
9,300	The Bear Stearns Companies, Inc.	650,814
		12,864,655
Semiconductors – 4.5%		
84,400	Advanced Micro Devices, Inc.*	952,876
172,800	Arrow Electronics, Inc.*	3,566,592
275,500	Avnet, Inc.*	4,972,775
397,700	Intel Corp.	11,382,174
87,000	SanDisk Corp.*	5,260,020
75,200	Texas Instruments, Inc.	1,793,520
53,000	Vishay Intertechnology, Inc.*	872,910
		28,800,867
Specialty Retail – 2.1%		
150,700	CVS Corp.	4,912,820
338,900	Staples, Inc.*	8,347,107
		13,259,927
Telephone – 3.2%		
129,600	Qwest Communications International, Inc.*	576,720
208,322	SBC Communications, Inc.	4,685,162
498,700	Sprint Corp.	7,365,799
234,518	Verizon Communications, Inc.	8,283,175
		20,910,856
Thrifts – 0.3%		
43,100	Washington Mutual, Inc.	1,680,038
Tobacco – 1.0%		
23,700	Loews Corp. – Carolina Group	538,227
172,200	R.J. Reynolds Tobacco Holdings, Inc.	5,880,630
		6,418,857
Truck/Sea/Air Freight – 0.1%		
12,600	United Parcel Service, Inc. Class B	790,776
Wireless Telecommunications – 1.1%		
46,700	ALLTEL Corp.	2,138,860
476,242	AT&T Wireless Services, Inc.*	4,105,206
40,100	United States Cellular Corp.*	1,121,196
		7,365,262
TOTAL COMMON STOCKS **(Cost $560,169,200)**		$646,612,602

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 0.0%			
Joint Repurchase Agreement Account II^			
$ 100,000	1.07%	09/02/2003	$ 100,000
Maturity Value: $100,012			
TOTAL REPURCHASE AGREEMENT (Cost $100,000)			$ 100,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $560,269,200)			$646,712,602

Shares	Description	Value
Securities Lending Collateral – 1.6%		
10,395,400	Boston Global Investment Trust – Enhanced Portfolio	$ 10,395,400
TOTAL SECURITIES LENDING COLLATERAL (Cost $10,395,400)		$ 10,395,400
TOTAL INVESTMENTS (Cost $570,664,600)		$657,108,002

* Non-income producing security.

^ Joint repurchase agreement was entered into on August 29, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REIT—Real Estate Investment Trust

Performance Summary

August 31, 2003

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on May 1, 1997 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs CORE Large Cap Growth Fund. For comparative purposes, the performance of the Fund's benchmark, the Russell 1000 Growth Index (with dividends reinvested), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

CORE Large Cap Growth Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested May 1, 1997 to August 31, 2003.



Average Annual Total Return through August 31, 2003	Since Inception	Five Years	One Year
Class A (commenced May 1, 1997)			
Excluding sales charges	2.16%	−0.77%	14.02%
Including sales charges	1.25%	−1.89%	7.72%
Class B (commenced May 1, 1997)			
Excluding contingent deferred sales charges	1.43%	−1.51%	13.19%
Including contingent deferred sales charges	1.43%	−1.91%	8.19%
Class C (commenced August 15, 1997)			
Excluding contingent deferred sales charges	−1.23%	−1.49%	13.19%
Including contingent deferred sales charges	−1.23%	−1.49%	12.19%
Institutional Class (commenced May 1, 1997)	2.53%	−0.37%	14.47%
Service Class (commenced May 1, 1997)	2.03%	−0.85%	13.87%

Statement of Investments

August 31, 2003

Shares	Description		Value
Common Stocks – 99.5%			
Banks – 0.2%			
24,500	Silicon Valley Bancshares*	$	576,240
Biotechnology – 5.0%			
60,104	Amgen, Inc.*		3,960,854
27,375	Applera Corp.- Applied Biosystems Group		595,680
70,000	Chiron Corp.*		3,557,400
16,900	Genzyme Corp.*		796,835
78,400	Gilead Sciences, Inc.*		5,229,280
129,300	MedImmune, Inc.*		4,508,691
			18,648,740
Chemicals – 1.2%			
175,200	Monsanto Co.		4,504,392
Computer Hardware – 4.8%			
301,800	Cisco Systems, Inc.*		5,779,470
165,800	Dell, Inc.*		5,410,054
204,600	Hewlett-Packard Co.		4,075,632
39,000	Lexmark International, Inc.*		2,614,560
			17,879,716
Computer Software – 9.4%			
202,300	BMC Software, Inc.*		2,969,764
133,500	Citrix Systems, Inc.*		2,748,765
118,100	Computer Associates International, Inc.		3,026,903
9,200	International Business Machines Corp.		754,492
71,700	Intuit, Inc.*		3,249,444
514,000	Microsoft Corp.		13,631,280
633,800	Oracle Corp.*		8,099,964
11,700	VERITAS Software Corp.*		403,416
			34,884,028
Construction & Real Property – 0.3%			
2,850	NVR, Inc.*		1,235,475
Consumer Durables – 0.1%			
18,500	Leggett & Platt, Inc.		428,460
Department Stores – 6.0%			
119,200	Costco Wholesale Corp.*		3,825,128
151,600	J. C. Penney Co., Inc. (Holding Co.)		3,216,952
258,200	Wal-Mart Stores, Inc.		15,277,694
			22,319,774
Drugs – 12.4%			
24,100	Abbott Laboratories		971,230
98,600	Eli Lilly & Co.		6,559,858
103,000	Forest Laboratories, Inc.*		4,841,000
143,100	Johnson & Johnson		7,094,898
131,700	McKesson Corp.		4,311,858
6,200	Medicis Pharmaceutical Corp.		378,696
21,900	Merck & Co., Inc.		1,102,008
96,500	Mylan Laboratories, Inc.		3,512,600
465,595	Pfizer, Inc.		13,930,602
80,200	Watson Pharmaceuticals, Inc.*		3,296,220
			45,998,970

Shares	Description		Value
Common Stocks – (continued)			
Electronic Equipment – 2.1%			
28,800	ADTRAN, Inc.	$	1,578,240
28,500	Advanced Fibre Communications, Inc.*		663,195
46,100	McDATA Corp. Series A*		467,915
88,000	QUALCOMM, Inc.		3,632,640
37,500	Scientific-Atlanta, Inc.		1,275,000
			7,616,990
Energy Reserves – 0.3%			
6,500	Burlington Resources, Inc.		314,730
12,200	Devon Energy Corp.		631,350
			946,080
Entertainment – 1.0%			
85,521	Viacom, Inc. Class B		3,848,445
Environmental Services – 0.3%			
34,800	Waste Management, Inc.		926,028
Financial Services – 9.5%			
50,300	Countrywide Financial Corp.		3,412,855
5,600	Fannie Mae		362,824
593,900	General Electric Co.		17,561,623
85,300	H&R Block, Inc.		3,761,730
15,300	IndyMac Bancorp, Inc.		352,818
50,800	Marsh & McLennan Companies, Inc.		2,540,000
248,750	MBNA Corp.		5,805,825
33,500	SLM Corp.		1,346,030
			35,143,705
Food & Beverages – 5.7%			
263,800	Archer-Daniels-Midland Co.		3,658,906
14,800	Hormel Foods Corp.		319,680
131,500	Kraft Foods, Inc.		3,905,550
20,560	PepsiCo, Inc.		915,742
189,300	SYSCO Corp.		5,955,378
55,500	The Coca-Cola Co.		2,415,360
332,800	Tyson Foods, Inc.		3,727,360
			20,897,976
Gold – 0.2%			
18,700	Freeport-McMoRan Copper & Gold, Inc.		561,000
Home Products – 4.1%			
40,800	Colgate-Palmolive Co.		2,255,424
181,400	The Gillette Co.		5,888,244
80,400	The Procter & Gamble Co.		7,018,116
			15,161,784

Shares	Description	Value
Common Stocks – (continued)		
Information Services – 4.2%		
152,300	Automatic Data Processing, Inc.	$ 6,078,293
33,500	Computer Sciences Corp.*	1,426,095
141,200	Convergys Corp.*	2,541,600
12,600	Fair Isaac Corp.	738,360
13,400	Getty Images, Inc.*	546,720
13,377	InterActiveCorp*	495,083
61,501	Moody's Corp.	3,189,442
34,100	Quintiles Transnational Corp.*	485,584
		15,501,177
Internet – 1.4%		
111,400	Amazon.com, Inc.*	5,173,416
Leisure – 0.3%		
22,600	Harley-Davidson, Inc.	1,125,932
Life/Health Insurance – 1.9%		
23,300	Nationwide Financial Services, Inc.	687,350
56,000	Principal Financial, Inc.	1,761,760
121,700	Prudential Financial, Inc.	4,431,097
		6,880,207
Media – 3.9%		
69,100	Comcast Corp.*	2,055,725
37,100	Cox Radio, Inc.*	895,594
145,700	Fox Entertainment Group, Inc.*	4,601,206
75,100	General Motors Corp. Class H*	1,121,994
431,400	Liberty Media Corp.*	5,219,940
23,600	PanAmSat Corp.*	373,116
		14,267,575
Medical Products – 4.4%		
15,200	Boston Scientific Corp.*	913,520
35,600	Guidant Corp.	1,787,120
137,900	Medtronic, Inc.	6,837,082
39,100	Thermo Electron Corp.*	891,089
19,200	Waters Corp.*	585,600
104,100	Zimmer Holdings, Inc.*	5,386,134
		16,400,545
Medical Services – 3.5%		
20,000	AdvancePCS*	803,600
54,200	Caremark Rx, Inc.*	1,362,046
13,900	Coventry Health Care, Inc.*	652,466
131,400	Health Net, Inc.*	4,182,462
28,199	Manor Care, Inc.	778,292
2,641	Medco Health Solutions, Inc.*	70,519
55,500	Oxford Health Plans, Inc.*	2,011,875
6,725	PacifiCare Health Systems, Inc.*	334,905
54,500	UnitedHealth Group, Inc.	2,693,935
		12,890,100
Motor Vehicles & Parts – 1.1%		
65,000	AutoNation, Inc.*	1,221,350
67,600	General Motors Corp.	2,778,360
		3,999,710

Shares	Description	Value
Common Stocks – (continued)		
Oil Services – 1.0%		
154,400	Halliburton Co.	$ 3,733,392
Property/Casualty Insurance – 1.3%		
19,900	American International Group, Inc.	1,185,443
90,000	Loews Corp.	3,704,400
		4,889,843
Publishing – 0.5%		
47,300	Deluxe Corp.	2,019,710
Restaurants – 0.2%		
21,800	CBRL Group, Inc.	760,384
Securities & Asset Management – 0.5%		
30,300	Morgan Stanley	1,478,337
19,000	Nuveen Investments	495,330
		1,973,667
Semiconductors – 8.0%		
21,900	Analog Devices, Inc.*	897,900
82,200	Arrow Electronics, Inc.*	1,696,608
154,100	Avnet, Inc.*	2,781,505
639,000	Intel Corp.	18,288,180
14,600	Intersil Corp.*	425,298
38,800	SanDisk Corp.*	2,345,848
39,900	Vishay Intertechnology, Inc.*	657,153
84,500	Xilinx, Inc.*	2,605,980
		29,698,472
Specialty Retail – 3.3%		
23,900	AutoZone, Inc.*	2,194,020
23,900	Big Lots, Inc.*	437,370
132,800	Circuit City Stores, Inc.	1,385,104
30,100	Claire's Stores, Inc.	1,039,955
218,700	Staples, Inc.*	5,386,581
49,100	The Home Depot, Inc.	1,579,056
		12,022,086
Telephone – 0.4%		
95,847	Sprint Corp.	1,415,660
Tobacco – 0.3%		
34,700	R.J. Reynolds Tobacco Holdings, Inc.	1,185,005
Wireless Telecommunications – 0.7%		
300,500	AT&T Wireless Services, Inc.*	2,590,310
TOTAL COMMON STOCKS **(Cost $324,436,547)**		$368,104,994
TOTAL INVESTMENTS **(Cost $324,436,547)**		$368,104,994

* Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Performance Summary

August 31, 2003

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on August 15, 1997 (commencement of operations) in Institutional Shares at NAV of the Goldman Sachs CORE Small Cap Equity Fund. For comparative purposes, the performance of the Fund's benchmark, the Russell 2000 Index (with dividends reinvested), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from Institutional Shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

CORE Small Cap Equity Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested August 15, 1997 to August 31, 2003.



Average Annual Total Return through August 31, 2003	Since Inception	Five Years	One Year
Class A (commenced August 15, 1997)			
Excluding sales charges	5.07%	9.60%	24.04%
Including sales charges	4.10%	8.38%	17.27%
Class B (commenced August 15, 1997)			
Excluding contingent deferred sales charges	4.29%	8.77%	23.03%
Including contingent deferred sales charges	4.29%	8.43%	18.03%
Class C (commenced August 15, 1997)			
Excluding contingent deferred sales charges	4.33%	8.79%	23.09%
Including contingent deferred sales charges	4.33%	8.79%	22.09%
Institutional Class (commenced August 15, 1997)	5.47%	10.03%	24.50%
Service Class (commenced August 15, 1997)	4.98%	9.48%	23.87%

Statement of Investments

August 31, 2003

Shares	Description		Value
Common Stocks – 96.1%			
Airlines – 0.6%			
26,200	AirTran Holdings, Inc.*	$	351,866
106,300	America West Holdings Corp. Class B*		903,550
23,300	ExpressJet Holdings, Inc.*		315,715
			1,571,131
Alcohol – 0.2%			
20,200	The Robert Mondavi Corp.*		555,500
Apparel & Textiles – 0.8%			
9,800	K-Swiss, Inc.		389,452
30,000	Kellwood Co.		1,095,300
6,800	Oxford Industries, Inc.		405,280
43,900	Skechers U.S.A., Inc.*		335,835
			2,225,867
Banks – 6.3%			
6,890	Associated Banc-Corp.		262,991
26,300	Bank of Hawaii Corp.		891,570
18,500	BankAtlantic Bancorp, Inc.		274,170
15,200	BankUnited Financial Corp.*		330,448
123,991	Brookline Bancorp, Inc.		1,895,822
13,300	Chittenden Corp.		383,572
10,000	City National Corp.		517,000
53,700	Commercial Federal Corp.		1,331,760
8,300	Corus Bankshares, Inc.		429,940
14,300	East West Bancorp, Inc.		634,348
16,600	First Charter Corp.		306,602
6,900	First Citizens BancShares, Inc.		739,887
117,700	First Niagara Financial Group, Inc.		1,769,031
17,100	Flushing Financial Corp.		379,107
10,387	Fulton Financial Corp.		209,818
8,000	Independence Community Bank Corp.		264,400
7,300	MB Financial, Inc.		313,900
33,300	PFF Bancorp, Inc.		1,335,663
8,600	Provident Financial Group, Inc.		229,706
110,400	Silicon Valley Bancshares*		2,596,608
7,300	Southwest Bancorporation of Texas, Inc.		269,808
22,200	Susquehanna Bancshares, Inc.		585,192
44,400	The South Financial Group, Inc.		1,091,796
41,800	United Community Financial Corp.		397,100
			17,440,239
Biotechnology – 5.0%			
34,770	Albany Molecular Research, Inc.*		533,372
70,100	Applera Corp. – Celera Genomics Group*		713,618
14,300	Connetics Corp.*		267,982
47,900	Corixa Corp.*		380,805
20,400	Digene Corp.*		775,404
24,311	Diversa Corp.*		221,473
705	Enzo Biochem, Inc.*		12,549
20,900	Gen-Probe, Inc.*		1,321,716
70,200	Gene Logic, Inc.*		360,126

Shares	Description		Value
Common Stocks – (continued)			
Biotechnology – (continued)			
11,791	Immucor, Inc.*	$	294,775
49,300	Incyte Corp.*		195,228
15,300	Invitrogen Corp.*		882,351
56,000	Kos Pharmaceuticals, Inc.*		2,111,200
20,000	Ligand Pharmaceuticals, Inc. Class B*		277,800
69,500	Nektar Therapeutics*		797,165
17,300	NeoPharm, Inc.*		243,065
30,200	Neurocrine Biosciences, Inc.*		1,616,002
44,100	Protein Design Labs, Inc.*		542,430
131,800	Savient Pharmaceuticals, Inc.*		579,920
38,440	Serologicals Corp.*		534,316
27,000	Techne Corp.*		905,580
23,300	Vicuron Pharmaceuticals, Inc.*		348,102
			13,914,979
Chemicals – 1.6%			
41,100	A. Schulman, Inc.		658,422
32,100	Arch Chemicals, Inc.		687,582
13,700	Brady Corp.		487,994
43,200	Crompton Corp.		255,312
4,700	Minerals Technologies, Inc.		237,585
53,400	OM Group, Inc.*		719,832
121,600	PolyOne Corp.		537,472
5,800	Rogers Corp.*		182,758
38,200	The Goodyear Tire & Rubber Co.*		271,984
40,600	Wellman, Inc.		328,860
			4,367,801
Clothing Stores – 1.3%			
131,200	Charming Shoppes, Inc.*		787,200
9,750	Christopher & Banks Corp.		289,575
26,900	Stage Stores, Inc.*		750,779
9,800	The Cato Corp.		232,750
14,500	The Dress Barn, Inc.*		187,050
45,800	The Finish Line, Inc.*		1,241,638
16,400	The Gymboree Corp.*		267,156
			3,756,148
Computer Hardware – 2.6%			
58,200	Adaptec, Inc.*		425,442
21,800	Advanced Digital Information Corp.*		294,300
27,000	Avaya, Inc.*		282,150
38,600	Computer Network Technology Corp.*		304,940
165,800	Enterasys Networks, Inc.*		956,666
61,200	Gateway, Inc.*		353,124
7,800	Hutchinson Technology, Inc.*		246,714
13,900	Imagistics International, Inc.*		397,540
23,600	InFocus Corp.*		122,248
23,600	Iomega Corp.*		273,288
26,400	Komag, Inc.*		381,480
4,600	Kronos, Inc.*		265,848
12,395	Mercury Computer Systems, Inc.*		272,690
9,000	Metrologic Instruments, Inc.*		362,430
16,800	NCR Corp.*		487,368

Statement of Investments (continued)

August 31, 2003

Shares	Description		Value
Common Stocks – (continued)			
Computer Hardware – (continued)			
7,200	RadiSys Corp.*	$	127,800
51,000	RSA Security, Inc.*		616,080
11,300	SBS Technologies, Inc.*		131,080
11,300	Stratasys, Inc.*		455,842
47,698	Western Digital Corp.*		548,050
			7,305,080
Computer Software – 5.4%			
72,600	Ascential Software Corp.*		1,270,500
18,700	Avid Technology, Inc.*		928,455
8,200	Cerner Corp.*		289,542
48,000	Compuware Corp.*		285,600
44,800	Concur Technologies, Inc.*		497,280
12,100	Digital River, Inc.*		322,828
15,000	Documentum, Inc.*		307,800
28,400	Eclipsys Corp.*		427,420
11,500	eResearch Technology, Inc.*		366,390
53,100	FileNET Corp.*		1,119,879
12,500	Hyperion Solutions Corp.*		412,250
19,900	IDX Systems Corp.*		408,746
27,200	Intergraph Corp.*		647,088
51,500	Legato Systems, Inc.*		582,980
32,300	Macrovision Corp.*		601,426
50,100	Mentor Graphics Corp.*		1,014,525
59,800	Micromuse, Inc.*		489,164
30,200	MSC.Software Corp.*		249,150
27,200	NetIQ Corp.*		366,112
35,200	Pharmacopeia, Inc.*		431,200
50,100	ScanSoft, Inc.*		220,440
46,200	Sonus Networks, Inc.*		328,020
69,900	Sybase, Inc.*		1,182,009
24,933	Systems & Computer Technology Corp.*		274,263
94,800	Tradestation Group, Inc.*		943,260
26,000	Verint Systems, Inc.*		588,640
47,500	VitalWorks, Inc.*		237,975
12,400	Websense, Inc.*		295,120
			15,088,062
Construction & Real Property – 1.6%			
36,300	Acuity Brands, Inc.		650,133
18,900	LNR Property Corp.		756,000
34,400	M/I Schottenstein Homes, Inc.		1,492,272
14,100	NCI Building Systems, Inc.*		270,720
56,600	Quanta Services, Inc.*		538,266
47,000	USG Corp.*		783,020
			4,490,411
Consumer Durables – 0.8%			
31,500	Applica, Inc.*		246,960
48,700	Kimball International, Inc. Class B		740,727
11,700	Select Comfort Corp.*		272,493
14,800	The Toro Co.		695,304
15,300	Universal Electronics, Inc.*		203,169
			2,158,653

Shares	Description		Value
Common Stocks – (continued)			
Defense & Aerospace – 1.3%			
31,300	AAR Corp.*	$	250,713
10,200	Cubic Corp.		268,974
17,700	Curtiss-Wright Corp.		1,203,600
35,800	Kaman Corp.		461,820
15,000	Moog, Inc.*		565,500
27,700	Teledyne Technologies, Inc.*		422,425
14,300	Triumph Group, Inc.*		451,594
			3,624,626
Department Store – 0.5%			
107,000	ShopKo Stores, Inc.*		1,473,390
Drugs – 2.3%			
44,000	Alpharma, Inc.		922,680
5,700	American Pharmaceutical Partners, Inc.*		271,548
8,700	Biosite, Inc.*		403,680
24,100	Bradley Pharmaceuticals, Inc.*		626,600
12,900	CIMA Labs, Inc.*		348,171
25,300	D & K Healthcare Resources, Inc.		390,126
32,300	Endo Pharmaceuticals Holdings, Inc.*		547,485
9,900	Hi-Tech Pharmacal Co., Inc.*		249,480
18,300	IDEXX Laboratories, Inc.*		761,463
18,400	Lannett Co., Inc.*		334,880
69,700	Perrigo Co.		979,285
18,400	USANA Health Sciences, Inc.*		670,128
			6,505,526
Electric Utility – 1.4%			
106,000	Allegheny Energy, Inc.*		982,620
78,100	Avista Corp.		1,216,017
64,900	Northeast Utilities		1,120,823
17,900	PNM Resources, Inc.		490,460
			3,809,920
Electronic Equipment – 6.0%			
14,200	Analogic Corp.		725,762
21,400	Anaren Microwave, Inc.*		256,586
100,140	Andrew Corp.*		1,239,733
90,000	Anixter International, Inc.*		2,045,700
82,000	Audiovox Corp.*		1,123,400
55,500	Centillium Communications, Inc.*		533,355
21,900	Coherent, Inc.*		573,780
23,300	CommScope, Inc.*		239,524
25,950	Comtech Telecommunications Corp.*		630,845
12,500	DSP Group, Inc.*		340,250
95,200	GlobespanVirata, Inc.*		724,472
8,000	Harris Corp.		265,600
12,600	II-VI, Inc.*		311,598
16,900	Inter-Tel, Inc.		425,880
14,800	Intermagnetics General Corp.*		359,936
800	Littelfuse, Inc.*		20,200
58,400	McDATA Corp.*		592,760
45,700	Methode Electronics, Inc.		548,400
9,355	Netro Corp.*		28,065

Shares	Description	Value
Common Stocks – (continued)		
Electronic Equipment – (continued)		
17,400	PerkinElmer, Inc.	$ 287,796
121,300	Pioneer-Standard Electronics, Inc.	1,175,397
40,000	Plantronics, Inc.*	1,010,800
44,900	Remec, Inc.*	406,794
63,100	Sanmina-SCI Corp.*	566,638
24,400	Scientific-Atlanta, Inc.	829,600
17,900	Tekelec*	312,892
400	Turnstone Systems, Inc.*	1,124
7,950	Varian, Inc.*	270,300
10,200	Vicor Corp.*	124,950
68,300	Westell Technologies, Inc.*	547,766
8,800	Zygo Corp.*	102,520
		16,622,423
Energy Reserves – 1.6%		
86,200	Comstock Resources, Inc.*	1,280,070
20,900	Patina Oil & Gas Corp.	774,345
12,400	Spinnaker Exploration Co.*	275,528
10,000	St. Mary Land & Exploration Co.	283,000
24,200	Stone Energy Corp.*	936,540
9,800	The Houston Exploration Co.*	336,042
49,600	Vintage Petroleum, Inc.	554,528
		4,440,053
Entertainment – 1.0%		
30,400	AMC Entertainment, Inc.*	354,160
72,200	Handleman Co.*	1,301,044
28,000	Regal Entertainment Group	539,000
51,600	Six Flags, Inc.*	276,060
34,500	World Wrestling Entertainment, Inc.	348,450
		2,818,714
Environmental Services – 0.1%		
22,292	Casella Waste Systems, Inc.*	270,848
Equity REIT – 5.0%		
71,300	Anthracite Capital, Inc.	776,457
45,200	Apex Mortgage Capital, Inc.	231,876
39,100	Bedford Property Investors, Inc.	1,024,420
44,500	Boykin Lodging Co.	347,100
24,100	Brandywine Realty Trust	589,245
31,250	Capstead Mortgage Corp.	388,125
14,600	Commercial Net Lease Realty, Inc.	245,718
9,800	EastGroup Properties, Inc.	267,540
34,200	FelCor Lodging Trust, Inc.	329,688
8,500	First Industrial Realty Trust, Inc.	258,825
64,300	Glenborough Realty Trust, Inc.	1,179,905
16,000	Healthcare Realty Trust, Inc.	506,560
294,700	HRPT Properties Trust	2,672,929
151,800	La Quinta Corp.*	825,792
8,400	Mid-America Apartment Communities, Inc.	246,876
26,900	National Health Investors, Inc.	547,146
33,500	Novastar Financial, Inc.	1,817,375
6,100	Pan Pacific Retail Properties, Inc.	256,810
5,900	Parkway Properties, Inc.	264,615

Shares	Description	Value
Common Stocks – (continued)		
Equity REIT – (continued)		
19,700	PS Business Parks, Inc.	$ 748,600
18,700	Senior Housing Properties Trust	259,743
19,500	Trizec Properties, Inc.	233,025
		14,018,370
Financial Services – 0.9%		
66,900	AmeriCredit Corp.*	717,837
27,300	Credit Acceptance Corp.*	322,959
58,900	Fremont General Corp.	758,632
39,900	Metris Cos., Inc.	130,074
25,627	NCO Group, Inc.*	543,549
		2,473,051
Food & Beverages – 1.2%		
38,100	Chiquita Brands International, Inc.*	689,991
33,950	Flowers Foods, Inc.	718,721
26,200	Interstate Bakeries Corp.	348,460
61,400	Pilgrim's Pride Corp.	792,674
16,730	Ralcorp Holdings, Inc.*	475,467
8,500	United Natural Foods, Inc.*	252,875
		3,278,188
Forestry and Paper – 2.3%		
41,300	Chesapeake Corp.	982,940
30,100	Longview Fibre Co.	295,883
21,300	Louisiana-Pacific Corp.*	280,095
15,200	Pope & Talbot, Inc.	195,320
10,300	Schweitzer-Mauduit International, Inc.	248,745
24,200	Trex Co., Inc.*	876,040
85,800	United Stationers, Inc.*	3,486,912
		6,365,935
Gold – 0.1%		
10,600	Royal Gold, Inc.	259,382
Grocery Stores – 1.0%		
29,300	Ingles Markets, Inc.	283,888
74,900	Pathmark Stores, Inc.*	655,375
58,400	Ruddick Corp.	968,856
94,000	The Great Atlantic & Pacific Tea Co., Inc.*	899,580
		2,807,699
Heavy Electrical Equipment – 0.9%		
25,950	A.O. Smith Corp.	931,605
15,400	Belden, Inc.	282,436
67,450	Cable Design Technologies Corp.*	505,875
21,100	Rofin-Sinar Technologies, Inc.*	439,513
5,300	Woodward Governor Co.	259,064
		2,418,493
Heavy Machinery – 1.0%		
24,200	NACCO Industries, Inc.	1,880,340
36,800	Terex Corp.*	850,080
		2,730,420

Statement of Investments (continued)

August 31, 2003

Shares	Description		Value
Common Stocks – (continued)			
Home Products – 0.4%			
5,400	Lancaster Colony Corp.	$	214,758
58,800	Nu Skin Enterprises, Inc.		664,440
18,400	Tupperware Corp.		300,472
			1,179,670
Hotels – 0.5%			
14,800	Aztar Corp.*		255,300
15,800	Choice Hotels International, Inc.*		513,500
12,000	Penn National Gaming, Inc.*		265,800
59,900	Pinnacle Entertainment, Inc.*		367,786
			1,402,386
Industrial Parts – 3.5%			
18,800	Applied Films Corp.*		588,440
37,500	Aviall, Inc.*		476,250
38,000	Briggs & Stratton Corp.		2,234,400
17,500	Engineered Support Systems, Inc.		1,026,550
25,000	Hughes Supply, Inc.		887,500
74,400	Lennox International, Inc.		1,202,304
8,200	SPS Technologies, Inc.*		369,246
26,100	The Shaw Group, Inc.*		231,246
81,900	Watsco, Inc.		1,515,150
14,200	Watts Industries, Inc.		260,712
25,500	York International Corp.		823,140
			9,614,938
Industrial Services – 2.0%			
19,050	Aaron Rents, Inc.		399,669
77,000	Copart, Inc.*		773,080
17,200	Dollar Thrifty Automotive Group, Inc.*		408,500
52,200	Gentiva Health Services, Inc.*		552,276
13,400	ITT Educational Services, Inc.*		580,890
151,400	MPS Group, Inc.*		1,445,870
26,200	Rollins, Inc.		469,766
5,600	Roto-Rooter, Inc.		215,768
111,600	Spherion Corp.*		775,620
			5,621,439
Information Services – 3.9%			
22,600	ADVO, Inc.*		997,790
39,800	American Management Systems, Inc.*		571,130
41,200	Arbitron, Inc.*		1,523,576
22,000	Convergys Corp.*		396,000
48,900	CSG Systems International, Inc.*		758,928
16,400	Digital Insight Corp.*		392,780
31,000	eFunds Corp.*		395,870
14,300	FactSet Research Systems, Inc.		694,265
12,400	FindWhat.com*		270,320
15,200	Gevity HR, Inc.		238,184
30,800	Group 1 Software, Inc.*		527,912
16,200	infoUSA, Inc.*		151,146
57,000	Keane, Inc.*		839,610
19,700	MICROS Systems, Inc.*		720,429
54,500	Pre-Paid Legal Services, Inc.*		1,221,890
16,300	The Advisory Board Co.*		694,380

Shares	Description		Value
Common Stocks – (continued)			
Information Services – (continued)			
13,500	West Corp.*	$	334,800
			10,729,010
Internet – 2.6%			
31,300	aQuantive, Inc.*		336,162
27,900	Ask Jeeves, Inc.*		508,059
86,600	EarthLink, Inc.*		657,294
27,200	eCollege.com*		374,000
13,900	eSPEED, Inc.*		316,920
36,800	InfoSpace, Inc.*		581,440
14,600	j2 Global Communications, Inc.*		915,712
31,700	Packeteer, Inc.*		470,111
17,416	Priceline.com, Inc.*		687,758
125,000	Safeguard Scientifics, Inc.*		326,250
8,100	Sohu. com, Inc.*		243,162
22,400	United Online, Inc.*		853,664
32,000	ValueClick, Inc.*		296,000
18,500	Verity, Inc.*		220,520
38,800	webMethods, Inc.*		349,976
			7,137,028
Leisure – 1.0%			
17,700	Callaway Golf Co.		266,031
43,300	K2, Inc.*		774,637
33,500	Lexar Media, Inc.*		558,780
23,600	Shuffle Master, Inc.*		683,456
22,900	The Nautilus Group, Inc.		267,930
14,600	WMS Industries, Inc.*		349,670
			2,900,504
Life/Health Insurance – 1.1%			
10,400	AmerUs Group Co.		335,192
8,578	Delphi Financial Group, Inc.		412,258
15,381	FBL Financial Group, Inc.		373,143
8,875	Protective Life Corp.		258,174
38,750	The MONY Group, Inc.		1,086,550
43,400	UICI*		542,500
			3,007,817
Media – 1.1%			
31,100	Cox Radio, Inc.*		750,754
54,300	Hearst-Argyle Television, Inc.*		1,317,318
45,300	Insight Communications Co., Inc.*		522,762
11,300	Lin TV Corp.*		264,420
26,900	Sinclair Broadcast Group, Inc.*		299,397
			3,154,651
Medical Products – 2.7%			
17,200	Bio-Rad Laboratories, Inc.*		879,780
15,200	Cantel Medical Corp.*		193,040
12,600	CONMED Corp.*		268,002
21,200	Cytyc Corp.*		277,296
37,100	Dade Behring Holdings, Inc.*		1,035,090
9,800	Mentor Corp.		226,478
17,600	Molecular Devices Corp.*		341,440
10,600	Ocular Sciences, Inc.*		239,666
82,000	Owens & Minor, Inc.		1,910,600

Shares	Description	Value
Common Stocks – (continued)		
Medical Products – (continued)		
9,200	PolyMedica Corp.	$ 414,184
72,500	PSS World Medical, Inc.*	672,800
21,800	Sola International, Inc.*	372,780
20,400	Thoratec Corp.*	306,204
12,500	VISX, Inc.*	250,250
		7,387,610
Medical Services – 1.1%		
21,100	American Medical Security Group, Inc.*	426,220
12,300	AMERIGROUP Corp.*	500,856
15,300	Kindred Healthcare, Inc.*	501,075
17,300	Oxford Health Plans, Inc.*	627,125
95,900	Service Corp. International*	383,600
88,200	Stewart Enterprises, Inc.*	363,384
43,600	US Oncology, Inc.*	346,620
		3,148,880
Mining & Metals – 1.4%		
34,100	Allegheny Technologies, Inc.	254,045
15,800	Arch Coal, Inc.	362,610
53,500	Commercial Metals Co.	1,058,230
26,300	Massey Energy Co.	332,695
17,700	Maverick Tube Corp.*	300,723
10,400	Peabody Energy Corp.	329,160
18,100	Reliance Steel & Aluminum Corp.	417,567
129,900	USEC, Inc.	932,682
		3,987,712
Motor Vehicles & Parts – 0.4%		
14,200	ArvinMeritor, Inc.	267,244
8,200	Thor Industries, Inc.	444,358
40,900	Visteon Corp.	276,075
		987,677
Oil Refining – 1.5%		
14,000	Holly Corp.	344,120
66,400	Sunoco, Inc.	2,697,832
113,700	Tesoro Petroleum Corp.*	1,016,478
		4,058,430
Oil Services – 1.3%		
13,000	Dril-Quip, Inc.*	244,010
53,500	Global Industries Ltd.*	258,940
14,800	Hydril Co.*	346,320
32,000	Oceaneering International, Inc.*	786,560
46,800	Universal Compression Holdings, Inc.*	1,077,336
113,900	Veritas DGC, Inc.*	1,041,046
		3,754,212
Property/Casualty Insurance – 1.8%		
11,600	Argonaut Group, Inc.	157,760
58,400	LandAmerica Financial Group, Inc.	2,680,560

Shares	Description	Value
Common Stocks – (continued)		
Property/Casualty Insurance – (continued)		
17,400	Ohio Casualty Corp.*	$ 240,120
19,267	Selective Insurance Group, Inc.	566,835
48,200	Stewart Information Services Corp.*	1,410,332
		5,055,607
Publishing – 2.2%		
43,900	American Greetings Corp.*	812,150
21,600	Banta Corp.	750,168
18,900	Deluxe Corp.	807,030
32,055	John H. Harland Co.	807,465
41,100	Pulitzer, Inc.	2,110,485
31,000	The Standard Register Co.	553,350
21,700	The Topps Co., Inc.	193,998
		6,034,646
Railroads – 0.1%		
11,400	Trinity Industries, Inc.	300,048
Restaurants – 1.6%		
9,200	Bob Evans Farms, Inc.	248,676
19,600	CBRL Group, Inc.	683,648
28,100	CEC Entertainment, Inc.*	1,102,082
28,588	Lone Star Steakhouse & Saloon, Inc.	619,216
10,100	P. F. Chang's China Bistro, Inc.*	469,650
40,700	Papa John's International, Inc.*	1,025,640
21,700	Ryan's Family Steak Houses, Inc.*	290,346
		4,439,258
Securities & Asset Management – 1.5%		
24,200	BlackRock, Inc.	1,100,374
51,900	Knight Trading Group, Inc.*	481,113
52,000	Nuveen Investments	1,355,640
32,200	R&G Financial Corp. Class B	959,560
18,200	SWS Group, Inc.	343,980
		4,240,667
Semiconductors – 3.2%		
35,000	Advanced Micro Devices, Inc.*	395,150
12,670	Arrow Electronics, Inc.*	261,509
64,399	Avnet, Inc.*	1,162,402
24,600	Cohu, Inc.	543,660
71,800	Conexant Systems, Inc.*	393,464
34,800	Entegris, Inc.*	512,256
40,300	Genesis Microchip, Inc.*	490,048
16,292	InterDigital Communications Corp.*	289,183
23,000	MEMC Electronic Materials, Inc.*	298,540
22,400	Micrel, Inc.*	304,640
37,900	Pixelworks, Inc.*	358,913
8,700	SanDisk Corp.*	526,002
59,600	Sigma Designs, Inc.*	547,724
53,500	Silicon Storage Technology, Inc.*	451,005
107,300	Skyworks Solutions Inc.*	1,216,782
30,200	Vishay Intertechnology, Inc.*	497,394

Statement of Investments (continued)

August 31, 2003

Shares	Description	Value
Common Stocks – (continued)		
Semiconductors – (continued)		
40,100	Vitesse Semiconductor Corp.*	$ 273,883
15,100	Zoran Corp.*	376,896
		8,899,451
Specialty Retail – 3.9%		
14,100	1-800-FLOWERS.COM, Inc.*	133,668
13,600	Blockbuster, Inc.	278,664
46,780	Brown Shoe Co.	1,450,180
28,200	Circuit City Stores, Inc.	294,126
8,500	Claire's Stores, Inc.	293,675
17,800	GameStop Corp.*	296,014
8,200	Group 1 Automotive, Inc.*	308,730
28,200	Insight Enterprises, Inc.*	507,036
38,700	Longs Drug Stores Corp.	886,230
37,500	Movie Gallery, Inc.*	802,875
24,100	MSC Industrial Direct Co., Inc.	524,898
76,200	OfficeMax, Inc.*	708,660
19,900	PETCO Animal Supplies, Inc.*	638,790
41,400	Sonic Automotive, Inc.*	1,138,500
49,300	The Bombay Company, Inc.*	487,577
20,757	The Sports Authority, Inc.*	672,111
29,500	Ultimate Electronics, Inc.*	378,485
28,900	United Auto Group, Inc.*	739,840
5,400	Zale Corp.*	275,130
		10,815,189
Telephone – 1.2%		
90,400	Cincinnati Bell, Inc.*	510,760
96,000	IDT Corp.*	1,681,920
43,600	Primus Telecommunications Group, Inc.*	333,976
25,700	TALK America Holdings, Inc.*	330,502
82,400	Time Warner Telecom, Inc.*	481,216
		3,338,374
Thrifts – 1.5%		
12,000	Citizens First Bancorp, Inc.	251,400
8,200	Dime Community Bancshares	195,160
16,700	FirstFed Financial Corp.*	662,990
83,700	Flagstar Bancorp, Inc.	1,634,661
9,300	IBERIABANK Corp.	446,400
10,100	Oriental Financial Group, Inc.	255,025
19,600	Sound Federal Bancorp, Inc.	306,152
21,900	Staten Island Bancorp, Inc.	455,082
		4,206,870
Tobacco – 0.4%		
84,300	DIMON, Inc.	581,670
12,200	R.J. Reynolds Tobacco Holdings, Inc.	416,630
		998,300
Truck/Sea/Air Freight – 1.0%		
38,800	EGL, Inc.*	687,536

Shares	Description	Value
Common Stocks – (continued)		
Truck/Sea/Air Freight – (continued)		
18,000	Landstar System, Inc.*	$ 1,110,780
16,000	Overseas Shipholding Group, Inc.	414,560
6,000	Roadway Corp.	280,500
8,400	USF Corp.	267,540
		2,760,916
Wireless Telecommunications – 0.4%		
14,972	Boston Communications Group, Inc.*	201,373
23,900	United States Cellular Corp.*	668,244
23,700	Wireless Facilities, Inc.*	326,112
		1,195,729
TOTAL COMMON STOCKS (Cost $229,779,654)		$267,147,928

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 3.2%			
Joint Repurchase Agreement Account II^			
$8,900,000	1.07%	09/02/2003	$ 8,900,000
Maturity Value: $8,901,056			
TOTAL REPURCHASE AGREEMENT (Cost $8,900,000)			$ 8,900,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $238,679,654)			$276,047,928

Shares	Description	Value
Securities Lending Collateral – 5.6%		
15,610,201	Boston Global Investment Trust – Enhanced Portfolio	$ 15,610,201
TOTAL SECURITIES LENDING COLLATERAL (Cost $15,610,201)		$ 15,610,201
TOTAL INVESTMENTS (Cost $254,289,855)		$291,658,129

* Non-income producing security.

^ Joint repurchase agreement was entered into on August 29, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REIT—Real Estate Investment Trust

Performance Summary

August 31, 2003

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on December 31, 1998 (commencement of operations) in Institutional Shares at NAV of the Goldman Sachs CORE Large Cap Value Fund. For comparative purposes, the performance of the Fund's benchmark, the Russell 1000 Value Index (with dividends reinvested), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from Institutional Shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

CORE Large Cap Value Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested December 31, 1998 to August 31, 2003.



Average Annual Total Return through August 31, 2003	Since Inception	One Year
Class A (commenced December 31, 1998)		
Excluding sales charges	0.08%	9.70%
Including sales charges	−1.12%	3.65%
Class B (commenced December 31, 1998)		
Excluding contingent deferred sales charges	−0.70%	8.83%
Including contingent deferred sales charges	−1.13%	3.81%
Class C (commenced December 31, 1998)		
Excluding contingent deferred sales charges	−0.66%	8.95%
Including contingent deferred sales charges	−0.66%	7.95%
Institutional Class (commenced December 31, 1998)	0.44%	10.03%
Service Class (commenced December 31, 1998)	−0.03%	9.58%

Statement of Investments

August 31, 2003

Shares	Description		Value
Common Stocks – 98.6%			
Airlines – 0.1%			
13,900	Southwest Airlines Co.	$	237,551
Banks – 17.8%			
85,400	Bank of America Corp.		6,767,950
32,400	Bank of Hawaii Corp.		1,098,360
37,200	Charter One Financial, Inc.		1,153,200
214,900	Citigroup, Inc.		9,315,915
23,500	FleetBoston Financial Corp.		695,365
13,900	Hudson City Bancorp, Inc.		402,266
141,900	J.P. Morgan Chase & Co.		4,855,818
76,200	National City Corp.		2,414,016
21,400	PNC Financial Services Group		1,018,640
37,300	Regions Financial Corp.		1,315,198
12,200	Silicon Valley Bancshares*		286,944
77,800	SouthTrust Corp.		2,255,422
41,100	SunTrust Banks, Inc.		2,512,443
7,700	U.S. Bancorp		184,030
21,550	Union Planters Corp.		687,445
11,900	UnionBanCal Corp.		558,705
123,800	Wachovia Corp.		5,218,170
102,000	Wells Fargo & Co.		5,114,280
			45,854,167
Biotechnology – 1.4%			
22,900	Applera Corp. – Applied Biosystems Group		498,304
3,400	Genentech, Inc.*		269,960
4,800	Genzyme Corp.*		226,320
28,600	Gilead Sciences, Inc.*		1,907,620
9,200	Invitrogen Corp.*		530,564
5,200	MedImmune, Inc.*		181,324
			3,614,092
Chemicals – 3.1%			
7,200	3M Co.		1,025,784
11,100	A. Schulman, Inc.		177,822
10,500	Cabot Corp.		285,495
124,200	Monsanto Co.		3,193,182
19,300	RPM International, Inc.		263,252
7,400	Sealed Air Corp.*		360,084
72,600	The Dow Chemical Co.		2,506,878
5,800	The Lubrizol Corp.		197,200
			8,009,697
Clothing Stores – 0.1%			
4,500	Coach, Inc.*		261,180
Computer Hardware – 2.6%			
40,000	Apple Computer, Inc.*		905,200
279,319	Hewlett-Packard Co.		5,564,035
19,000	Ingram Micro, Inc.*		268,850
			6,738,085

Shares	Description		Value
Common Stocks – (continued)			
Computer Software – 1.7%			
18,600	BMC Software, Inc.*	$	273,048
33,800	Citrix Systems, Inc.*		695,942
67,900	Computer Associates International, Inc.		1,740,277
12,600	International Business Machines Corp.		1,033,326
8,100	Synopsys, Inc.*		552,501
			4,295,094
Construction & Real Property – 0.3%			
1,500	NVR, Inc.*		650,250
Defense & Aerospace – 0.4%			
2,700	Northrop Grumman Corp.		257,796
26,600	Rockwell Collins, Inc.		719,530
			977,326
Department Stores – 1.9%			
6,900	Family Dollar Stores, Inc.		276,828
149,100	J. C. Penney Co., Inc. (Holding Co.)		3,163,902
49,400	Saks, Inc.*		621,946
15,500	Wal-Mart Stores, Inc.		917,135
			4,979,811
Drugs – 1.4%			
5,300	American Pharmaceutical Partners, Inc.*		252,492
15,500	Endo Pharmaceuticals Holdings, Inc.*		262,725
9,500	Forest Laboratories, Inc.*		446,500
46,800	McKesson Corp.		1,532,232
22,000	Merck & Co., Inc.		1,107,040
			3,600,989
Electric Utility – 4.3%			
121,200	Allegheny Energy, Inc.*		1,123,524
26,100	Constellation Energy Group, Inc.		949,779
149,800	Edison International*		2,825,228
38,100	Energy East Corp.		822,579
56,100	Entergy Corp.		2,942,445
15,100	Exelon Corp.		889,390
3,700	FPL Group, Inc.		228,882
25,200	Northeast Utilities		435,204
11,500	Puget Energy, Inc.		250,700
20,200	Wisconsin Energy Corp.		588,628
			11,056,359
Electronic Equipment – 0.8%			
11,000	Fisher Scientific International, Inc.*		431,420
12,900	Plantronics, Inc.*		325,983
6,500	QUALCOMM, Inc.		268,320
29,200	Scientific-Atlanta, Inc.		992,800
			2,018,523

The accompanying notes are an integral part of these financial statements.

Shares	Description	Value
Common Stocks – (continued)		
Energy Reserves – 8.4%		
25,400	Amerada Hess Corp.	$ 1,197,610
61,400	Burlington Resources, Inc.	2,972,988
57,500	Devon Energy Corp.	2,975,625
314,560	Exxon Mobil Corp.	11,858,912
72,100	Occidental Petroleum Corp.	2,475,193
		21,480,328
Entertainment – 1.8%		
102,900	Viacom, Inc. Class B	4,630,500
Environmental Services – 0.6%		
45,600	Republic Services, Inc.	1,122,672
12,500	Waste Management, Inc.	332,625
		1,455,297
Equity REIT – 2.6%		
104,100	Equity Office Properties Trust	2,896,062
33,800	HRPT Properties Trust	306,566
19,300	Kimco Realty Corp.	804,424
31,000	Mack-Cali Realty Corp.	1,140,800
31,600	Public Storage, Inc.	1,165,724
9,200	Regency Centers Corp.	324,576
		6,638,152
Financial Services – 1.7%		
39,300	AmeriCredit Corp.*	421,689
35,400	Countrywide Financial Corp.	2,401,890
33,500	H&R Block, Inc.	1,477,350
		4,300,929
Food & Beverages – 3.6%		
141,400	Archer-Daniels-Midland Co.	1,961,218
102,200	Kraft Foods, Inc.	3,035,340
61,200	SYSCO Corp.	1,925,352
214,192	Tyson Foods, Inc.	2,398,950
		9,320,860
Forestry & Paper Products – 0.5%		
49,700	Boise Cascade Corp.	1,354,325
Gas Utilities – 0.4%		
37,900	Oneok, Inc.	795,521
8,200	UGI Corp.	250,510
		1,046,031
Gold – 0.1%		
6,300	Newmont Mining Corp.	247,338
Heavy Electrical Equipment – 0.6%		
58,700	Rockwell Automation, Inc.	1,597,814
Heavy Machinery – 1.5%		
52,800	Caterpillar, Inc.	3,792,624
Home Products – 2.4%		
18,400	Avon Products, Inc.	1,179,440
7,100	Colgate-Palmolive Co.	392,488
48,400	The Gillette Co.	1,571,064
36,000	The Procter & Gamble Co.	3,142,440
		6,285,432

Shares	Description	Value
Common Stocks – (continued)		
Hotel – 0.1%		
23,400	Park Place Entertainment Corp.*	$ 205,452
Industrial Parts – 0.1%		
5,100	W.W. Grainger, Inc.	254,133
Information Services – 2.3%		
67,800	Computer Sciences Corp.*	2,886,246
62,600	Convergys Corp.*	1,126,800
5,500	FactSet Research Systems, Inc.	267,025
13,200	IMS Health, Inc.	257,004
19,500	Moody's Corp.	1,011,270
20,800	Quintiles Transnational Corp.*	296,192
		5,844,537
Leisure – 0.6%		
55,900	Eastman Kodak Co.	1,559,051
Life/Health Insurance – 4.1%		
75,800	MetLife, Inc.	2,154,236
58,500	Nationwide Financial Services, Inc.	1,725,750
63,600	Principal Financial, Inc.	2,000,856
15,100	Protective Life Corp.	439,259
96,400	Prudential Financial, Inc.	3,509,924
29,500	The MONY Group, Inc.	827,180
		10,657,205
Media – 5.1%		
76,500	AOL Time Warner, Inc.*	1,251,540
62,336	Comcast Corp.*	1,854,496
32,800	Cox Radio, Inc.*	791,792
88,000	Fox Entertainment Group, Inc.*	2,779,040
19,800	General Motors Corp. Class H*	295,812
303,100	Liberty Media Corp.*	3,667,510
30,700	PanAmSat Corp.*	485,367
93,400	The Walt Disney Co.	1,914,700
		13,040,257
Medical Products – 1.0%		
51,900	Zimmer Holdings, Inc.*	2,685,306
Medical Services – 0.7%		
31,100	Health Net, Inc.*	989,913
2,653	Medco Health Solutions, Inc.*	70,841
9,600	PacifiCare Health Systems, Inc.*	478,080
8,900	Triad Hospitals, Inc.*	288,360
		1,827,194
Mining & Metals – 0.2%		
29,700	United States Steel Corp.	546,777
Motor Vehicles & Parts – 3.1%		
10,300	Autoliv, Inc.	311,163
143,700	AutoNation, Inc.*	2,700,123
110,400	Ford Motor Co.	1,276,224
81,300	General Motors Corp.	3,341,430
47,200	Visteon Corp.	318,600
		7,947,540

Statement of Investments (continued)

August 31, 2003

Shares	Description	Value
Common Stocks – (continued)		
Oil Refining – 2.1%		
21,867	ChevronTexaco Corp.	$ 1,593,448
30,100	Marathon Oil Corp.	839,489
66,900	Sunoco, Inc.	2,718,147
6,100	Western Gas Resources, Inc.	239,364
		5,390,448
Oil Services – 0.3%		
19,900	Halliburton Co.	481,182
19,700	Pride International, Inc.*	336,673
		817,855
Property/Casualty Insurance – 4.4%		
18,700	American International Group, Inc.	1,113,959
54,800	CNA Financial Corp.*	1,191,900
79,325	Fidelity National Financial, Inc.	2,292,493
10,200	First American Corp.	246,636
65,400	Loews Corp.	2,691,864
53,000	MBIA, Inc.	2,992,380
46,109	Travelers Property Casualty Corp. Class B	714,228
		11,243,460
Publishing – 0.7%		
44,700	Deluxe Corp.	1,908,690
Railroads – 0.4%		
21,700	Burlington Northern Santa Fe Corp.	615,195
11,400	CSX Corp.	367,992
		983,187
Restaurants – 0.1%		
7,200	CBRL Group, Inc.	251,136
Securities & Asset Management – 1.3%		
67,100	Ameritrade Holding Corp.*	729,377
2,600	Lehman Brothers Holdings, Inc.	170,898
23,200	Merrill Lynch & Co., Inc.	1,247,696
5,100	Morgan Stanley	248,829
11,500	The Bear Stearns Companies, Inc.	804,770
		3,201,570
Semiconductors – 1.7%		
22,164	Arrow Electronics, Inc.	457,465
63,600	Avnet, Inc.*	1,147,980
68,000	Intel Corp.	1,946,160
9,500	National Semiconductor Corp.*	276,830
8,500	SanDisk Corp.*	513,910
		4,342,345
Specialty Retail – 0.3%		
53,000	Circuit City Stores, Inc.	552,790
7,100	CVS Corp.	231,460
		784,250

Shares	Description	Value
Common Stocks – (continued)		
Telephone – 5.5%		
131,000	AT&T Corp.	$ 2,921,300
99,200	BellSouth Corp.	2,499,840
155,864	SBC Communications, Inc.	3,505,381
175,300	Sprint Corp.	2,589,181
75,078	Verizon Communications, Inc.	2,651,755
		14,167,457
Thrifts – 1.5%		
9,900	Golden West Financial Corp.	854,073
78,600	Washington Mutual, Inc.	3,063,828
		3,917,901
Tobacco – 1.4%		
19,000	Altria Group, Inc.	783,180
78,600	R.J. Reynolds Tobacco Holdings, Inc.	2,684,190
		3,467,370
Wireless Telecommunications – 1.5%		
13,930	ALLTEL Corp.	637,994
300,400	AT&T Wireless Services, Inc.*	2,589,448
25,700	United States Cellular Corp.*	718,572
		3,946,014
TOTAL COMMON STOCKS **(Cost $237,356,025)**		$253,431,889
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL **(Cost $237,356,025)**		$253,431,889
Securities Lending Collateral — 1.5%		
3,767,800	Boston Global Investment Trust – Enhanced Portfolio	$ 3,767,800
TOTAL SECURITIES LENDING COLLATERAL **(Cost $3,767,800)**		$ 3,767,800
TOTAL INVESTMENTS **(Cost $241,123,825)**		$257,199,689

* Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REIT—Real Estate Investment Trust

The accompanying notes are an integral part of these financial statements.

Performance Summary

August 31, 2003

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on August 15, 1997 (commencement of operations) in Institutional Shares at NAV of the Goldman Sachs CORE International Equity Fund. For comparative purposes, the performance of the Fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index (unhedged, with dividends reinvested) ("MSCI EAFE Index"), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from Institutional Shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

CORE International Equity Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested August 15, 1997 to August 31, 2003.



Average Annual Total Return through August 31, 2003	Since Inception	Five Years	One Year
Class A (commenced August 15, 1997)			
Excluding sales charges	–2.79%	–0.53%	5.00%
Including sales charges	–3.69%	–1.64%	–0.80%
Class B (commenced August 15, 1997)			
Excluding contingent deferred sales charges	–3.25%	–1.02%	4.45%
Including contingent deferred sales charges	–3.25%	–1.42%	–0.55%
Class C (commenced August 15, 1997)			
Excluding contingent deferred sales charges	–3.24%	–1.01%	4.38%
Including contingent deferred sales charges	–3.24%	–1.01%	3.37%
Institutional Class (commenced August 15, 1997)	–2.16%	0.13%	5.64%
Service Class (commenced August 15, 1997)	–2.62%	–0.36%	5.14%

Statement of Investments

August 31, 2003

Shares	Description		Value
Common Stocks – 95.0%			
Australia – 4.7%			
32,528	AMP Ltd. (Insurance)	$	140,884
7,033	Ansell Ltd.* (Health & Personal Care)		30,826
112,827	Australia & New Zealand Banking Group Ltd. (Banking)		1,283,589
151,695	BHP Ltd. (Energy Sources)		1,076,639
148,500	Boral Ltd. (Building Materials & Components)		513,964
64,593	Brambles Industries Ltd. (Business & Public Services)		215,589
83,600	CFS Gandel Retail Trust (Real Estate)		71,657
23,179	Coca-Cola Amatil Ltd. (Beverages & Tobacco)		85,190
27,600	Coles Myer Ltd. (Merchandising)		131,727
16,319	Commonwealth Bank of Australia (Banking)		297,239
37,999	CSR Ltd. (Building Materials & Components)		49,843
357,200	Deutsche Office Trust (Real Estate)		255,143
102,700	Futuris Corp. Ltd. (Food & Household Products)		100,699
77,400	General Property Trust (Real Estate)		140,224
8,300	Iluka Resources Ltd. (Misc. Materials & Commodities)		22,205
35,587	Investa Property Group (Financial Services)		45,061
10,658	John Fairfax Holdings Ltd. (Broadcasting & Publishing)		21,662
11,923	Lion Nathan Ltd. (Beverages & Tobacco)		40,801
8,476	Macquarie Bank Ltd. (Financial Services)		174,253
39,898	Macquarie Goodman Industrial (Financial Services)		40,416
50,493	Mirvac Group (Real Estate)		144,921
28,640	National Australia Bank Ltd. (Banking)		578,193
169,600	OneSteel Ltd. (Metals – Steel)		216,956
48,576	Orica Ltd. (Chemicals)		363,058
91,412	Origin Energy Ltd. (Energy Resources)		247,524
69,600	PaperlinX Ltd. (Forestry & Paper Products)		228,685
95,341	Publishing & Broadcasting Ltd. (Broadcasting & Publishing)		684,102
143,785	QBE Insurance Group Ltd. (Insurance)		915,928
12,703	Rinker Group Ltd.* (Building Materials & Components)		47,925
13,100	Rio Tinto Ltd. (Metals – Non Ferrous)		291,857
80,581	Santos Ltd. (Energy Sources)		305,580

Shares	Description		Value
Common Stocks – (continued)			
Australia – (continued)			
9,463	Sonic Healthcare Ltd. (Health & Personal Care)	$	40,679
7,110	Stockland Trust Group (Real Estate)		22,577
200	TABCORP Holdings Ltd. (Leisure & Tourism)		1,495
371,351	Telstra Corp. Ltd. (Telecommunications)		1,210,506
69,435	The News Corp. Ltd. (Broadcasting & Publishing)		595,156
116,180	Westfield Trust (Real Estate)		248,957
143,000	Westpac Banking Corp. Ltd. (Banking)		1,453,212
			12,334,922
Belgium – 2.7%			
26,747	Agfa Gevaert NV (Recreation and Other Consumer Goods)		599,848
2,100	Bekaert NV (Industrial Components)		100,911
4,550	Colruyt NV (Merchandising)		331,636
64,624	Delhaize Group (Merchandising)		2,508,579
4,073	Electrabel SA (Utilities – Electrical & Gas)		1,022,696
136,227	Fortis (Financial Services)		2,292,844
1,068	Solvay SA (Chemicals)		70,329
7,153	UCB SA (Health & Personal Care)		190,379
			7,117,222
France – 6.8%			
3,837	Accor SA (Leisure & Tourism)		149,704
2,353	Air France (Transportation-Airlines)		37,120
2,410	Alcatel SA* (Telecommunications)		26,229
5,600	Aventis SA (Health & Personal Care)		272,358
2,100	Axa (Insurance)		37,284
71,956	BNP Paribas SA (Banking)		3,589,779
4,376	Carrefour SA (Merchandising)		218,408
20,550	Casino Guichard-Perrachon SA (Merchandising)		1,637,895
7,608	CNP Assurances (Insurance)		303,190
805	Pinault-Printemps-Redoute SA (Merchandising)		69,249
40,819	Renault SA (Automobiles)		2,463,604
477	Sagem SA (Telecommunications)		43,026
34,600	Societe Generale Series A (Banking)		2,297,467
26,640	TotalFinaElf SA (Energy Sources)		4,091,352
10,601	Vinci SA (Construction & Housing)		688,764
291,080	Wanadoo* (Business & Public Services)		1,916,794
			17,842,223

Shares	Description	Value
Common Stocks – (continued)		
Germany – 10.9%		
13,954	Allianz AG (Insurance)	$ 1,245,789
6,539	Altana AG (Health & Personal Care)	335,782
53,683	BASF AG (Chemicals)	2,475,149
113,711	Bayer AG (Chemicals)	2,433,911
28,522	Continental AG* (Industrial Components)	744,384
12,382	DaimlerChrysler AG (Automobiles)	472,206
12,700	Deutsche Lufthansa AG (Transportation-Airlines)	173,824
46,900	Deutsche Post AG (Business & Public Services)	752,769
263,537	Deutsche Telekom AG* (Telecommunications)	3,766,354
69,750	E.On AG (Utilities – Electrical & Gas)	3,611,614
2,377	Fresenius Medical Care AG (Health & Personal Care)	120,466
39,500	Merck KGaA (Health & Personal Care)	1,145,100
22,633	Metro AG (Merchandising)	819,600
7,115	Muenchener Rueckversicherungs-Gesellschaft AG (Insurance)	728,999
1,304	Schering AG (Health & Personal Care)	52,525
95,626	Siemens AG (Multi-Industry)	5,929,134
193,593	TUI AG (Leisure & Tourism)	3,085,985
16,548	Volkswagen AG (Automobiles)	812,457
		28,706,048
Hong Kong – 0.9%		
21,000	ASM Pacific Technology Ltd. (Electronic Components & Instruments)	70,545
122,585	Bank of East Asia Ltd. (Banking)	289,203
149,000	Boc Hong Kong Holdings Ltd (Banking)	191,044
22,000	Cathay Pacific Airways Ltd. (Transportation – Airlines)	37,658
24,000	Cheung Kong (Holdings) Ltd. (Real Estate)	186,172
56,000	CLP Holdings Ltd. (Utilities – Electrical & Gas)	246,998
37,000	Esprit Holdings Ltd. (Merchandising)	92,746
6,500	Hang Seng Bank Ltd. (Banking)	71,882
23,500	Hongkong Electric Holdings Ltd. (Utilities – Electrical & Gas)	92,804
50,000	Hutchison Whampoa Ltd. (Multi-Industry)	368,625
84,000	Hysan Development Co. Ltd. (Real Estate)	99,086
32,000	Li & Fung Ltd. (Wholesale and International Trade)	54,569

Shares	Description	Value
Common Stocks – (continued)		
Hong Kong – (continued)		
68,000	PCCW Ltd.* (Telecommunications)	$ 39,453
15,500	SmarTone Telecommunications Holdings Ltd. (Telecommunications)	19,476
27,000	Sun Hung Kai Properties Ltd. (Real Estate)	195,596
10,500	Swire Pacific Ltd. Series A (Financial Services)	58,967
18,000	Techtronic Industries Co. Ltd. (Appliances & Household Durables)	39,696
29,000	The Wharf (Holdings) Ltd. (Financial Services)	68,045
11,500	Yue Yuen Industrial (Holdings) Ltd. (Textiles & Apparel)	34,208
		2,256,773
Italy – 1.6%		
76,944	Alleanza Assicurazioni (Insurance)	695,317
31,587	Assicurazioni Generali S.p.A. (Insurance)	679,572
385,781	Banca Intesa S.p.A. (Banking)	1,159,937
35,907	Enel S.p.A. (Utilities – Electrical & Gas)	219,083
18,193	Intesa Banca S.p.A. (Banking)	40,701
237,448	Parmalat Finanziaria S.p.A. (Food & Household Products)	768,758
31,978	Riunione Adriatica di Sicurta S.p.A. (Insurance)	460,531
157,018	Seat Pagine Gialle S.p.A.* (Business & Public Services)	135,160
14,881	Snam Rete Gas S.p.A. (Utilities – Electrical & Gas)	54,477
15,445	Telecom Italia S.p.A.* (Telecommunications)	24,416
		4,237,952
Japan – 28.7%		
82,800	Aeon co., Ltd. (Merchandising)	2,047,204
207,000	Alps Electric Co. Ltd. (Electronic Components & Instruments)	3,519,630
26,500	Aoyama Trading Co., Ltd. (Merchandising)	421,511
6,400	Ariake Japan Co., Ltd. (Food & Household Products)	172,224
382,000	Asahi Kasei Corp. (Chemicals)	1,447,007
22,500	Autobacs Seven Co. Ltd. (Merchandising)	429,040
50,600	Benesse Corp. (Business & Public Services)	930,171
2,000	Bridgestone Corp. (Industrial Components)	27,853
67,000	Canon, Inc. (Electronic Components & Instruments)	3,221,237

Statement of Investments (continued)

August 31, 2003

Shares	Description		Value
Common Stocks – (continued)			
Japan – (continued)			
1,200	Chubu Electric Power Co., Inc. (Utilities – Electrical & Gas)	$	21,854
9,400	Coca-Cola West Japan Co. Ltd. (Beverages & Tobacco)		153,787
42,000	Dai Nippon Printing Co. Ltd. (Business & Public Services)		535,236
23,700	Daito Trust Construction Co., Ltd. (Construction & Housing)		637,768
68,000	Daiwa House Industry Co. Ltd. (Construction & Housing)		529,734
46,000	Daiwa Securities Group, Inc. (Financial Services)		296,850
216,100	Denso Corp. (Industrial Components)		4,037,348
94	East Japan Railway Co. (Transportation – Road & Rail)		397,155
12,500	Eisai Co., Ltd. (Health & Personal Care)		261,387
6,600	Fanuc Ltd. (Machinery & Engineering)		435,532
2,900	Fast Retailing Co., Ltd. (Merchandising)		120,538
87,000	Fuji Photo Film Co., Ltd. (Recreation and Other Consumer Goods)		2,609,590
198,000	Fujikura Ltd.* (Metals – Non Ferrous)		892,557
431,000	Fujitsu Ltd.* (Data Processing & Reproduction)		2,061,088
4,000	Hankyu Department Stores, Inc. (Merchandising)		25,470
49,000	Hino Motor, Ltd. (Machinery & Engineering)		245,241
8,000	Hitachi Cable Ltd. (Metals – Non Ferrous)		28,316
13,700	Hoya Corp. (Electronic Components & Instruments)		1,048,472
35,000	Ishikawajima-Harima Heavy Industries Co. Ltd. (Machinery & Engineering)		55,491
8,000	Itochu Corp. (Wholesale and International Trade)		23,996
9,000	JSR Corp. (Chemicals)		152,873
485,000	Kawasaki Heavy Industries Ltd. (Machinery & Engineering)		615,160
2,400	Keyence Corp. (Electronic Components & Instruments)		501,247
39,000	Kirin Brewery Co., Ltd. (Beverages & Tobacco)		279,085
29,400	Kurita Water Industries Ltd. (Machinery & Engineering)		342,162
44,900	Kyocera Corp. (Electronic Components & Instruments)		2,885,975
52,000	Kyowa Hakko Kogyo Co. Ltd. (Health & Personal Care)		292,343

Shares	Description		Value
Common Stocks – (continued)			
Japan – (continued)			
19,300	Kyushu Electric Power Co., Inc. (Utilities – Electrical & Gas)	$	292,266
5,800	Mabuchi Motor Co., Ltd. (Electronic Components & Instruments)		489,609
1,800	Meitec Corp. (Business & Public Services)		64,790
15	Millea Holdings, Inc. (Insurance)		155,547
58,000	Mitsubishi Corp. (Wholesale and International Trade)		490,106
141	Mitsubishi Tokyo Financial Group, Inc. (Banking)		821,699
218,000	Mitsui Fudosan Co., Ltd. (Real Estate)		1,758,049
69,000	Mitsui Sumitomo Insurance Co., Ltd. (Insurance)		412,161
1,635	Mizuho Financial Group, Inc. (Banking)		2,031,752
5,400	Murata Manufacturing Co., Ltd (Electronic Components & Instruments)		303,587
58,100	Namco Ltd. (Business & Public Services)		1,204,971
19,000	Nichirei Corp. (Food & Household Products)		61,550
459,000	Nippon Express Co. Ltd. (Transportation – Road & Rail)		1,880,293
62,000	Nippon Shokubai Co., Ltd. (Chemicals)		397,977
1,093,000	Nippon Steel Corp. (Metals – Steel)		1,957,724
1,080	Nippon Telephone & Telegraph Corp. (Telecommunications)		4,757,424
133,000	Nippon Yusen Kabushiki Kaisha (Transportation – Shipping)		549,394
163,700	Nissan Motor Co. Ltd. (Automobiles)		1,757,862
96	NTT DoCoMo, Inc. (Telecommunications)		246,818
24,000	Olympus Optical Co., Ltd. (Health & Personal Care)		551,228
17,200	Omron Corp. (Electronic Components & Instruments)		350,088
11,100	Orix Corp. (Financial Services)		737,241
23,300	Pioneer Corp. (Appliances & Household Durables)		523,169
1,700	Promise Co. Ltd. (Financial Services)		62,939
21,000	Ricoh Co., Ltd. (Electronic Components & Instruments)		386,939
10,600	Saizeriya Co., Ltd. (Leisure & Tourism)		89,934
53,000	Sanden Corp. (Industrial Components)		255,723
16,800	Sankyo Co. (Recreation and Other Consumer Goods)		549,994

Shares	Description		Value
	Common Stocks – (continued)		
	Japan – (continued)		
79,100	Sankyo Co., Ltd. (Health & Personal Care)	$	976,167
17,000	Sharp Corp. (Appliances & Household Durables)		254,960
279,000	Sumitomo Corp. (Wholesale and International Trade)		1,728,731
62,000	Sumitomo Electric Industries, Ltd. (Metals – Non Ferrous)		540,909
17	Sumitomo Mitsui Financial Group, Inc. (Banking)		59,296
415,000	Sumitomo Osaka Cement Co. Ltd. (Building Materials & Components)		832,241
33,200	Takeda Chemical Industries Ltd. (Health & Personal Care)		1,200,703
35,920	Takefuji Corp. (Financial Services)		2,031,726
2,000	Teijin Ltd. (Chemicals)		5,691
349,000	The Bank of Yokohama Ltd. (Banking)		1,088,709
33,200	The Kansai Electric Power Co., Inc. (Utilities – Electrical & Gas)		523,814
99,000	The Nomura Securities Co. Ltd. (Financial Services)		1,440,648
31,000	TIS, Inc. (Business & Public Services)		850,152
87,700	Tokyo Electric Power (Utilities – Electrical & Gas)		1,706,123
301,000	Tokyo Gas Co., Ltd. (Utilities – Electrical & Gas)		915,756
16,000	TonenGeneral Sekiyu K.K. (Energy Sources)		108,874
367,000	Toray Industries, Inc. (Chemicals)		1,289,540
2,700	Toyoda Gosei Co., Ltd. (Industrial Components)		60,278
111,800	Toyota Motor Corp. (Automobiles)		3,085,195
40	UFJ Holdings, Inc. (Banking)		106,955
34,000	UNY Co. Ltd. (Merchandising)		340,626
61	West Japan Railway (Transportation – Road & Rail)		211,724
2,000	Yakult Honsha Co., Ltd. (Food & Household Products)		27,596
3,500	Yamada Denki Co. Ltd. (Merchandising)		94,785
37,000	Yamanouchi Pharmaceutical Co. Ltd. (Health & Personal Care)		970,305
			75,294,470
	Netherlands – 4.4%		
152,813	ABN AMRO Holding NV (Banking)		2,679,521
60,807	Aegon NV (Insurance)		754,048
1,537	Corio N.V. (Real Estate)		47,159
8,669	European Aeronautic Defense and Space Co. (Aerospace & Military Technology)		137,236

Shares	Description		Value
	Common Stocks – (continued)		
	Netherlands – (continued)		
40,654	ING Groep NV (Financial Services)	$	793,748
60,600	Koninklijke (Royal) KPN NV* (Telecommunications)		420,376
148,537	Oce NV (Electronic Components & Instruments)		1,917,074
1,575	Rodamco Europe NV (Real Estate)		78,903
55,697	Royal Dutch Petroleum Co. (Energy Sources)		2,489,021
24,240	Unilever NV (Food & Household Products)		1,351,067
27,046	VNU NV (Broadcasting & Publishing)		841,445
			11,509,598
	Singapore – 1.6%		
354,000	Capitaland Ltd. (Real Estate)		274,591
2,200	Creative Technology Ltd. (Electronic Components & Instruments)		22,711
72,000	Cycle & Carriage Ltd. (Wholesale and International Trade)		192,186
97,000	DBS Group Holdings Ltd. (Banking)		697,085
35,000	Fraser & Neave Ltd.* (Beverages & Tobacco)		194,633
10,000	Keppel Corp. Ltd. (Multi-Industry)		29,944
140,000	Neptune Orient Lines Ltd.* (Transportation – Shipping)		146,923
89,000	Oversea-Chinese Banking Corp. Ltd. (Banking)		558,376
310,000	SembCorp Industries Ltd. (Multi-Industry)		231,620
41,000	Singapore Airlines Ltd. (Transportation – Airlines)		261,906
105,000	Singapore Technologies Engineering Ltd. (Aerospace & Military Technology)		116,181
665,000	Singapore Telecommunications Ltd. (Telecommunications)		644,784
86,000	SMRT Corp. Ltd. (Transportation – Road & Rail)		28,204
59,000	United Overseas Bank Ltd. (Banking)		427,366
95,000	United Overseas Land Ltd. (Banking)		102,949
17,000	Venture Corp. Ltd. (Electronic Components & Instruments)		195,859
			4,125,318

Statement of Investments (continued)

August 31, 2003

Shares	Description	Value
Common Stocks – (continued)		
Spain – 5.9%		
32,484	ACS, Actividades de Construccion y Servicios, SA (Construction & Housing)	$ 1,363,100
96,300	Banco Bilbao Vizcaya SA (Banking)	1,032,208
373,579	Banco Santander Central Hispano SA (Banking)	3,191,094
148,272	Corporacion Mapfre SA (Insurance)	1,630,029
136,427	Endesa SA (Utilities – Electrical & Gas)	2,126,732
28,967	Indra Sistemas, SA (Business & Public Services)	320,996
216,898	Repsol SA (Energy Sources)	3,667,314
6,669	Sacyr Vallehermoso SA (Real Estate)	73,316
3,832	Sociedad General de Aguas de Barcelona SA (Utilities – Electrical & Gas)	49,078
150,848	Telefonica de Espana SA* (Telecommunications)	1,777,749
11,464	Telefonica Publicidad e Informacion SA (TPI) (Business & Public Services)	53,185
8,362	Union Fenosa, SA (Utilities – Electrical & Gas)	131,089
		15,415,890
Sweden – 1.6%		
37,000	Electrolux AB Series B (Appliances & Household Durables)	825,122
3,400	Gambro AB Series B (Health & Personal Care)	22,767
21,200	Getinge Industrier AB Class B (Health & Personal Care)	654,024
23,050	Modern Times Group MTG AB* (Broadcasting & Publishing)	366,573
180,700	Skandinaviska Enskilda Banken AB (Banking)	1,728,566
4,600	SKF AB (Machinery & Engineering)	142,461
9,900	Tele2 AB Series B* (Telecommunications)	372,301
		4,111,814
Switzerland – 5.9%		
4,562	Adecco SA (Business & Public Services)	230,765
81,064	Compagnie Financiere Richemont AG (Textiles & Apparel)	1,552,185
66,022	Credit Suisse Group (Financial Services)	2,063,703

Shares	Description	Value
Common Stocks – (continued)		
Switzerland – (continued)		
4,141	Nestle SA (Food & Household Products)	$ 902,372
76,363	Novartis AG (Health & Personal Care)	2,809,770
17,199	Roche Holding AG (Health & Personal Care)	1,317,896
35	Serono SA (Health & Personal Care)	22,181
1,863	SGS Societe Generale de Surveillance Holding SA (Business & Public Services)	883,815
3,388	Swatch Group AG Series B (Recreation and Other Consumer Goods)	329,202
7,571	Swisscom AG (Telecommunications)	2,071,727
29,064	The Swatch Group AG (Recreation and Other Consumer Goods)	568,966
15,403	UBS AG (Financial Services)	831,420
14,288	Zurich Financial Services AG (Insurance)	1,837,488
		15,421,490
United Kingdom – 19.3%		
47,094	Alliance Unichem PLC (Health & Personal Care)	378,883
54,890	AstraZeneca PLC (Health & Personal Care)	2,104,114
21,300	BAA PLC (Business & Public Services)	153,220
372,271	Barclays PLC (Banking)	2,701,386
322,619	BHP Billiton PLC (Metals – Non Ferrous)	2,114,612
14,733	BP PLC ADR (Energy Sources)	614,661
819,950	BP PLC (Energy Sources)	5,548,995
5,974	British Land Co. PLC (Real Estate)	46,814
154,582	British Sky Broadcasting Group PLC* (Broadcasting & Publishing)	1,614,309
248,160	BT Group PLC (Telecommunications)	720,310

Shares	Description	Value
	Common Stocks – (continued)	
	United Kingdom – (continued)	
391,917	Carlton Communications PLC (Broadcasting & Publishing)	$ 1,078,845
71,366	CGNU PLC (Insurance)	564,588
3,936	Compass Group PLC (Leisure & Tourism)	21,747
58,700	De La Rue PLC (Business & Public Services)	249,222
3,666	Diageo PLC (Beverages & Tobacco)	39,210
16,292	EMAP PLC (Broadcasting & Publishing)	219,612
28,149	Enterprise Inns PLC (Leisure & Tourism)	377,443
86,594	Firstgroup PLC (Transportation – Road & Rail)	392,390
18,475	FKI PLC (Multi-Industry)	33,225
134,548	George Wimpey PLC (Construction & Housing)	827,773
169,279	GKN PLC (Industrial Components)	700,307
131,370	GlaxoSmithKline PLC* (Health & Personal Care)	2,501,342
42,350	GlaxoSmithKline PLC ADR (Health & Personal Care)	1,644,451
42,332	GUS PLC (Merchandising)	456,767
349,992	HBOS PLC (Banking)	3,886,874
357,145	HSBC Holdings PLC (Banking)	4,580,414
190,500	IMI PLC (Machinery & Engineering)	1,000,711
227,400	Imperial Chemical Industries PLC (Chemicals)	695,924
1,931	Imperial Tobacco Group PLC (Beverages & Tobacco)	30,096
93,700	J Sainsbury PLC (Merchandising)	407,591
15,400	Kelda Group PLC (Utilities – Electrical & Gas)	99,482
63,063	Kingfisher PLC (Merchandising)	270,591
3,662	Lloyds TSB Group PLC (Banking)	23,974
26,291	Man Group PLC (Financial Services)	509,302
32,343	Marks & Spencer Group PLC (Merchandising)	155,359
19,133	MFI Furniture Group PLC (Appliances & Household Durables)	54,328

Shares	Description	Value
	Common Stocks – (continued)	
	United Kingdom – (continued)	
19,085	National Grid Transco PLC (Utilities – Electrical & Gas)	$ 116,588
94,267	Provident Financial PLC (Financial Services)	950,233
14,400	Prudential PLC (Insurance)	99,155
20,800	Rentokil Initial PLC (Business & Public Services)	68,905
212,458	Rexam PLC (Misc. Materials & Commodities)	1,373,288
18,029	Royal Bank of Scotland Group PLC (Banking)	447,658
52,500	SABMiller PLC (Beverages & Tobacco)	391,526
5,300	Safeway PLC (Merchandising)	23,703
200,140	Scottish & Newcastle plc (Beverages & Tobacco)	1,187,111
12,123	Scottish and Southern Energy PLC (Utilities – Electrical & Gas)	120,481
58,912	Scottish Power PLC (Utilities – Electrical & Gas)	336,652
11,800	Shell Transport & Trading Co. PLC (Energy Sources)	73,807
16,800	Shell Transport & Trading Co. PLC ADR (Energy Sources)	645,792
33,275	Stagecoach Holdings PLC (Transportation – Road & Rail)	40,418
66,456	Tate & Lyle PLC (Food & Household Products)	370,590
210,700	Unilever PLC* (Food & Household Products)	1,710,092
100,800	United Utilities PLC (Utilities – Electrical & Gas)	741,791
206,401	Vodafone Group PLC (Telecommunications)	376,879
261,700	Vodafone Group PLC ADR (Telecommunications)	4,789,110
3,022	Wolseley PLC (Wholesale and International Trade)	34,562
		50,717,213
	TOTAL COMMON STOCKS (Cost $229,596,808)	$249,090,933

Statement of Investments (continued)

August 31, 2003

Shares	Description		Value
Preferred Stocks – 0.3%			
Australia – 0.1%			
48,874	The News Corp. Ltd. (Broadcasting & Publishing)	$	350,686
Germany – 0.2%			
1,550	Fresenius Medical (Health & Personal Care)		57,800
10,342	Volkswagen AG (Automobiles)		344,495
			402,295
TOTAL PREFERRED STOCKS (Cost $628,063)		$	752,981

Shares	Description		Value
Dividend Right Certificates – 0.0%			
Switzerland – 0.0%			
619	Roche Holding AG (Health & Personal Care)	$	72,640
TOTAL DIVIDEND RIGHT CERTIFICATES (Cost $63,595)		$	72,640

Units	Description	Expiration Date	Value
Rights – 0.0%			
United Kingdom – 0.0%			
56,000	United Utilities PLC* (Utilities – Electrical & Gas)	9/17/2003	$94,966
TOTAL RIGHTS (Cost $0)			$94,966

Principal Amount	Interest Rate	Maturity Date	Value
Short-Term Obligation – 1.2%			
State Street Bank & Trust Euro – Time Deposit			
$3,140,000	0.94%	09/02/2003	$ 3,140,000
TOTAL SHORT-TERM OBLIGATION (Cost $3,140,000)			$ 3,140,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $233,428,466)			$253,151,520

Shares	Description		Value
Securities Lending Collateral – 6.4%			
16,692,727	Boston Global Investment – Enhanced Portfolio		$ 16,692,727
TOTAL SECURITIES LENDING COLLATERAL (Cost $16,692,727)			$ 16,692,727
TOTAL INVESTMENTS (Cost $250,121,193)			$269,844,247

*   Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

	As a % of Net Assets
Common and Preferred Stock Industry Classifications†	
Aerospace & Military Technology	0.1%
Appliances & Household Durables	0.6
Automobiles	3.4
Banking	14.3
Beverages & Tobacco	0.9
Broadcasting & Publishing	2.3
Building Materials & Components	0.5
Business & Public Services	3.3
Chemicals	3.6
Construction & Housing	1.5
Data Processing & Reproduction	0.8
Electronic Components & Instruments	5.7
Energy Resources	0.1
Energy Sources	7.1
Financial Services	4.7
Food & Household Products	2.1
Forestry & Paper Products	0.1
Health & Personal Care	6.8
Industrial Components	2.3
Insurance	4.1
Leisure & Tourism	1.4
Machinery & Engineering	1.1
Merchandising	4.0
Metals-Non Ferrous	1.5
Metals-Steel	0.8
Misc. Materials & Commodities	0.5
Multi-Industry	2.5
Real Estate	1.4
Recreation and Other Consumer Goods	1.8
Telecommunications	8.1
Textiles & Apparel	0.6
Transportation – Airlines	0.2
Transportation – Road & Rail	1.1
Transportation – Shipping	0.3
Utilities – Electrical & Gas	4.7
Wholesale and International Trade	1.0
TOTAL COMMON AND PREFERRED STOCK	**95.3%**

† Industry concentrations greater than one tenth of one percent are disclosed.

Statements of Assets and Liabilities

August 31, 2003

	CORE U.S. Equity Fund
Assets:	
Investment in securities, at value (identified cost $560,269,200, $324,436,547, $238,679,654, $237,356,025 and $233,428,466, respectively)	$646,712,602
Securities lending collateral, at value	10,395,400
Cash[(a)]	650,434
Foreign currencies, at value (identified cost $0, $0, $0, $0 and $5,399,370, respectively)	—
Receivables:	
Dividends and interest, at value	1,024,577
Fund shares sold	340,584
Investment securities sold, at value	—
Reimbursement from adviser	51,638
Variation margin[(b)]	—
Securities lending income	1,146
Other assets	—
Total assets	659,176,381
Liabilities:	
Due to Bank	—
Payables:	
Payable upon return of securities loaned	10,395,400
Investment securities purchased, at value	—
Fund shares repurchased	1,642,887
Amounts owed to affiliates	663,043
Variation margin	350
Accrued expenses	88,670
Total liabilities	12,790,350
Net Assets:	
Paid-in capital	757,191,833
Accumulated undistributed net investment income	2,140,445
Accumulated net realized loss on investment, futures and foreign currency related transactions	(199,390,494)
Net unrealized gain on investments, futures and translation of assets and liabilities denominated in foreign currencies	86,444,247
NET ASSETS	$646,386,031
Net asset value, offering and redemption price per share:[(c)]	
Class A	$22.57
Class B	$21.42
Class C	$21.34
Institutional	$23.00
Service	$22.40
Shares Outstanding:	
Class A	15,578,984
Class B	5,555,306
Class C	1,712,493
Institutional	5,715,331
Service	344,506
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	28,906,620

(a) Includes restricted cash of $625,000, $625,000, $1,000,000 and $2,774,500, respectively for the CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity and CORE Large Cap Value Funds relating to initial margin requirements on futures transactions.

(b) Includes $630,000 for CORE International Equity Fund relating to initial margin requirements for futures transactions.

(c) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares of the CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE Large Cap Value and CORE International Equity Funds is $23.88, $10.93, $12.29, $10.03 and $8.11, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current NAV or the original purchase price of the shares.

 The accompanying notes are an integral part of these financial statements.

	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund	CORE Large Cap Value Fund	CORE International Equity Fund
	$ 368,104,994	$276,047,928	$253,431,889	$253,151,520
	—	15,610,201	3,767,800	16,692,727
	2,166,048	1,000,000	3,356,886	627
	—	—	—	5,398,252
	315,599	182,789	485,896	629,323
	194,172	661,057	242,970	1,139,747
	—	1,339,899	19,328	21,558,444
	36,694	48,262	20,652	87,225
	12,350	66,092	22,923	630,000
	99	36,110	1,717	9,949
	—	—	—	639
	370,829,956	294,992,338	261,350,061	299,298,453
	—	424,623	—	—
	—	15,610,201	3,767,800	16,692,727
	—	—	—	19,503,981
	470,972	645,925	187,552	428,259
	389,065	260,188	192,258	254,541
	—	—	—	11,429
	82,156	108,076	75,939	120,613
	942,193	17,049,013	4,223,549	37,011,550
	682,979,279	239,963,410	283,995,842	359,576,363
	—	763,700	476,777	3,179,836
	(356,781,148)	(554,119)	(43,469,483)	(120,244,775)
	43,689,632	37,770,334	16,123,376	19,775,479
	$ 369,887,763	$277,943,325	$257,126,512	$262,286,903
	$10.33	$11.61	$9.48	$7.66
	$9.87	$11.06	$9.40	$7.56
	$9.87	$11.10	$9.42	$7.56
	$10.52	$11.84	$9.47	$7.80
	$10.26	$11.53	$9.50	$7.70
	12,323,043	7,696,496	8,427,297	12,409,940
	9,231,268	1,754,223	1,922,793	737,344
	3,703,207	1,483,777	1,465,514	482,151
	10,883,074	9,452,766	15,315,428	20,251,099
	39,949	3,537,915	34,435	3,993
	36,180,541	23,925,177	27,165,467	33,884,527

Statements of Operations

For the Year Ended August 31, 2003

	CORE U.S. Equity Fund
Investment income:	
Dividends[a]	$ 9,829,574
Interest (including securities lending income of $11,069, $9,940, $194,310, $5,920 and $213,438, respectively)	20,583
Total income	9,850,157
Expenses:	
Management fees	4,637,859
Distribution and Service fees[b]	2,319,544
Transfer Agent fees[b]	964,895
Custody and accounting fees	162,651
Registration fees	67,631
Printing fees	53,706
Professional fees	45,287
Service share fees	33,081
Trustee fees	10,826
Other	114,370
Total expenses	8,409,850
Less — expense reductions	(701,132)
Net expenses	7,708,718
NET INVESTMENT INCOME (LOSS)	2,141,439
Realized and unrealized gain (loss) on investment, futures and foreign currency transactions:	
Net realized gain (loss) from:	
Investment transactions	(45,725,590)
Futures transactions	124,396
Foreign currency related transactions	(35)
Net change in unrealized gain (loss) on:	
Investments	109,340,991
Futures	154,585
Translation of assets and liabilities denominated in foreign currencies	—
Net realized and unrealized gain on investment, futures and foreign currency transactions	63,894,347
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 66,035,786

(a) For the CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE Large Cap Value and CORE International Equity Funds, foreign
  taxes withheld on dividends were $3,235, $9,786, $1,255, $2,518 and $670,081 respectively.
(b) Class specific Distribution and Service and Transfer Agent fees were as follows:

Fund	Distribution and Service Fees			Transfer Agent Fees				
	Class A	Class B	Class C	Class A	Class B	Class C	Institutional	Service
CORE U.S. Equity Fund	$821,357	$1,153,400	$344,787	$624,231	$219,146	$65,510	$53,362	$2,646
CORE Large Cap Growth Fund	310,676	891,678	365,173	236,114	169,419	69,383	44,761	147
CORE Small Cap Equity Fund	179,960	158,624	120,424	136,770	30,139	22,880	33,490	11,593
CORE Large Cap Value Fund	172,010	171,821	119,700	130,727	32,646	22,743	40,851	112
CORE International Equity Fund	380,968	55,226	35,978	144,768	10,493	6,836	55,231	10

CORE Large Cap Growth Fund	CORE Small Cap Equity Fund	CORE Large Cap Value Fund	CORE International Equity Fund
$ 3,973,394	$ 3,144,684	$ 4,456,255	$ 5,871,537
17,687	231,444	23,872	306,241
3,991,081	3,376,128	4,480,127	6,177,778
2,716,707	1,807,072	1,202,179	1,899,042
1,567,527	459,008	463,531	472,172
519,824	234,872	227,079	217,338
135,923	215,850	117,510	424,856
64,350	79,535	61,725	85,389
53,706	53,706	53,706	30,783
41,941	38,857	38,791	47,138
1,838	144,907	1,405	121
10,826	10,826	10,826	10,826
109,956	82,239	81,091	67,106
5,222,598	3,126,872	2,257,843	3,254,771
(472,710)	(372,998)	(221,513)	(377,865)
4,749,888	2,753,874	2,036,330	2,876,906
(758,807)	622,254	2,443,797	3,300,872
(23,585,315)	2,865,904	(21,361,450)	(32,922,637)
(233,891)	212,774	1,345,060	(1,157,164)
(288)	—	(25)	(47,416)
70,867,688	47,308,660	35,826,733	40,911,754
93,312	408,300	78,317	177,767
—	—	—	(63,397)
47,141,506	50,795,638	15,888,635	6,898,907
$ 46,382,699	$ 51,417,892	$ 18,332,432	$ 10,199,779

Statements of Changes in Net Assets

For the Year Ended August 31, 2003

	CORE U.S. Equity Fund
From operations:	
Net investment income (loss)	$ 2,141,439
Net realized gain (loss) on investment, futures and foreign currency related transactions	(45,601,229)
Net change in unrealized gain (loss) on investments, futures and translation of assets and liabilities denominated in foreign currencies	109,495,576
Net increase in net assets resulting from operations	66,035,786
Distributions to shareholders:	
From net investment income	
Class A Shares	(161,846)
Class B Shares	—
Class C Shares	—
Institutional Shares	(713,755)
Service Shares	—
Total distributions to shareholders	(875,601)
From share transactions:	
Proceeds from sales of shares	92,807,449
Reinvestment of dividends and distributions	799,387
Cost of shares repurchased	(186,704,034)
Net increase (decrease) in net assets resulting from share transactions	(93,097,198)
TOTAL INCREASE (DECREASE)	(27,937,013)
Net assets:	
Beginning of year	674,323,044
End of year	$ 646,386,031
Accumulated undistributed net investment income	$ 2,140,445

CORE Large Cap Growth Fund	CORE Small Cap Equity Fund	CORE Large Cap Value Fund	CORE International Equity Fund
$ (758,807)	$ 622,254	$ 2,443,797	$ 3,300,872
(23,819,494)	3,078,678	(20,016,415)	(34,127,217)
70,961,000	47,716,960	35,905,050	41,026,124
46,382,699	51,417,892	18,332,432	10,199,779
—	—	(760,830)	(583,742)
—	—	(63,736)	(1,890)
—	—	(46,194)	(3,485)
—	—	(1,461,808)	(1,881,591)
—	—	(2,220)	(153)
—	—	(2,334,788)	(2,470,861)
78,268,855	150,015,522	102,401,100	308,970,130
—	—	2,305,127	2,429,158
(167,942,169)	(95,544,530)	(80,304,702)	(328,519,109)
(89,673,314)	54,470,992	24,401,525	(17,119,821)
(43,290,615)	105,888,884	40,399,169	(9,390,903)
413,178,378	172,054,441	216,727,343	271,677,806
$ 369,887,763	$277,943,325	$257,126,512	$ 262,286,903
$ —	$ 763,700	$ 476,777	$ 3,179,836

Statements of Changes in Net Assets

For the Year Ended August 31, 2002

	CORE U.S. Equity Fund
From operations:	
Net investment income (loss)	$ 874,776
Net realized loss on investment, futures and foreign currency related transactions	(85,348,390)
Net change in unrealized gain (loss) on investments, futures and translation of assets and liabilities denominated in foreign currencies	(62,940,598)
Net decrease in net assets resulting from operations	(147,414,212)
Distributions to shareholders:	
From net investment income	
Class A Shares	—
Class B Shares	—
Class C Shares	—
Institutional Shares	—
Service Shares	—
From net realized gain on investment, futures and foreign currency transactions	
Class A Shares	—
Class B Shares	—
Class C Shares	—
Institutional Shares	—
Service Shares	—
Total distributions to shareholders	—
From share transactions:	
Proceeds from sales of shares	120,643,988
Reinvestment of dividends and distributions	—
Cost of shares repurchased	(264,243,996)
Net increase (decrease) in net assets resulting from share transactions	(143,600,008)
TOTAL INCREASE (DECREASE)	(291,014,220)
Net assets:	
Beginning of year	965,337,264
End of year	$ 674,323,044
Accumulated undistributed net investment income (loss)	$ 874,642

The accompanying notes are an integral part of these financial statements.

CORE Large Cap Growth Fund	CORE Small Cap Equity Fund	CORE Large Cap Value Fund	CORE International Equity Fund
$ (2,667,283)	$ 51,041	$ 2,074,762	$ 2,756,780
(171,530,942)	(3,261,342)	(19,982,889)	(49,206,800)
51,331,295	(10,532,927)	(23,355,896)	5,153,181
(122,866,930)	(13,743,228)	(41,264,023)	(41,296,839)
—	—	(609,972)	—
—	—	(15,796)	—
—	—	(9,881)	—
—	(177,423)	(1,390,852)	(587,486)
—	(492)	(481)	—
(717,345)	(1,722,310)	—	—
(524,302)	(690,186)	—	—
(245,243)	(358,872)	—	—
(565,762)	(1,865,669)	—	—
(3,337)	(10,923)	—	—
(2,055,989)	(4,825,875)	(2,026,982)	(587,486)
122,213,184	135,419,648	106,003,731	162,433,894
1,839,119	4,482,506	1,999,623	587,439
(280,854,240)	(87,376,542)	(107,896,732)	(263,719,924)
(156,801,937)	52,525,612	106,622	(100,698,591)
(281,724,856)	33,956,509	(43,184,383)	(142,582,916)
694,903,234	138,097,932	259,911,726	414,260,722
$ 413,178,378	$172,054,441	$ 216,727,343	$ 271,677,806
$ (881)	$ 137,162	$ 368,254	$ 2,397,241

Notes to Financial Statements

August 31, 2003

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the CORE U.S. Equity Fund, CORE Large Cap Growth Fund, CORE Small Cap Equity Fund, CORE Large Cap Value Fund and the CORE International Equity Fund, collectively the ''Funds'' or individually a ''Fund.'' Each Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the Nasdaq system are valued daily at their last sale price or official closing price on the principal exchange or system on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. In addition, the impact of events that occur after the publication of market quotations used by a Fund to price its securities but before the close of regular trading on the New York Stock Exchange will not be reflected in a Fund's next determined NAV unless the Trust, in its discretion, determines to make an adjustment in light of the nature and significance of the event, consistent with applicable regulatory guidance. Securities for which quotations are not readily available are valued at fair value using methods approved by the Trust's Board of Trustees.

Investing in foreign markets may involve special risks and considerations not typically associated with investing in the United States. These risks include revaluation of currencies, high rates of inflation, repatriation restrictions on income and capital, and adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices may be more volatile than those of comparable securities in the United States.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign taxes where applicable. Certain dividends from foreign securities may be recorded subsequent to the ex-dividend date as soon as the Fund is informed of such dividends. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted.

Net investment income (other than class-specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Funds based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Dividends and distributions to shareholders are recorded on ex-dividend date. Income distributions, if any, are declared and paid quarterly for CORE Large Cap Value Fund and annually for all other Funds. Capital gains distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of each Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service plans. Service Shares bear all expenses and fees relating to their Service and Shareholder Administration Plans. Each class of shares of the Funds separately bears its respective class-specific transfer agency fees.

E. Foreign Currency Translations — The books and records of the Funds are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies; (ii) currency gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of dividends, interest and foreign withholding taxes recorded and the amounts actually received. The effect of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statements of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

F. Segregation Transactions — The Funds may enter into certain derivative transactions. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

G. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Funds, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at each Fund's custodian or designated subcustodians under triparty repurchase agreements.

Notes to Financial Statements (continued)

August 31, 2003

3. AGREEMENTS

Goldman Sachs Funds Management, L.P. (''GSFM''), a subsidiary of The Goldman Sachs Group, Inc., was renamed Goldman Sachs Asset Management, L.P. (''GSAM''), effective at the end of April 2003 and assumed Goldman, Sachs & Co.'s (''Goldman Sachs'') investment advisory responsibilities under its Investment Management Agreement (the ''Agreement'') with the Trust on behalf of the Funds. The fees payable under the Agreement, and the personnel who manage the Funds, did not change as a result of GSAM's assumption of responsibilities. Under the Agreement GSAM manages the Funds, subject to the general supervision of the Trust's Board of Trustees.

As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, GSAM is entitled to a fee (''Management Fee'') computed daily and payable monthly, equal to an annual percentage rate of each Funds' average daily net assets.

For the year ended August 31, 2003, GSAM has voluntarily agreed to waive a portion of its Management Fee for the CORE U.S. Equity and CORE Large Cap Growth Funds, equal to an annual percentage rate of each Fund's average daily net assets. GSAM may discontinue or modify these waivers in the future at its discretion.

Additionally, GSAM has voluntarily agreed to limit certain ''Other Expenses'' (excluding Management Fees, Distribution and Service Fees, Transfer Agent fees, taxes, interest, brokerage, litigation, Service Share fees, indemnification, shareholder meeting and extraordinary expenses) to the extent that such expenses exceed, on an annual basis, a percentage rate of the average daily net assets of each Fund.

For the year ended August 31, 2003, the Funds' Management Fees, Management Fee waivers and expense limitations (rounded) as an annual percentage rate of average daily net assets were as follows:

Fund	Management Fee Contractual Annual Rate	Waiver Annual Rate	Other Expense Limit
CORE U.S. Equity	0.75%	0.05%	0.00%
CORE Large Cap Growth	0.75	0.05	0.02
CORE Small Cap Equity	0.85	—	0.04
CORE Large Cap Value	0.60	—	0.06
CORE International Equity	0.85	—	0.12

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans (the ''Plans''). Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75% of the Funds' average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Additionally, under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to receive a separate fee for personal and account maintenance services equal to, on an annual basis, 0.25% of the Funds' average daily net assets attributable to Class A (CORE International Equity Fund only), Class B and Class C Shares.

3. AGREEMENTS (continued)

Goldman Sachs serves as the distributor of shares of the Funds pursuant to Distribution Agreements. Goldman Sachs may retain a portion of the Class A front end sales load and Class B and Class C contingent deferred sales charge. During the year ended August 31, 2003, Goldman Sachs advised the Funds that it retained approximately the following amounts:

| Fund | Sales Load | Contingent Deferred Sales Charge | |
	Class A	Class B	Class C
CORE U.S. Equity	$182,300	$100	$ 400
CORE Large Cap Growth	16,500	600	—
CORE Small Cap Equity	29,600	—	200
CORE Large Cap Value	20,400	100	300
CORE International Equity	187,000	100	—

Goldman Sachs also serves as the transfer agent of the Funds for a fee. Fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of each Fund, has adopted a Service Plan and Shareholder Administration Plan. These plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, (on a annualized basis) of the average daily net assets of the Service Shares.

For the year ended August 31, 2003, the Funds' adviser has voluntarily agreed to waive certain fees and reimburse other expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction in the Funds' expenses. These expense reductions were as follows (in thousands):

Fund	Management Fee Waiver	Reimbursement	Custody Credit	Total Expense Reductions
CORE U.S. Equity	$309	$392	$—	$701
CORE Large Cap Growth	181	292	—	473
CORE Small Cap Equity	—	372	1	373
CORE Large Cap Value	—	222	—	222
CORE International Equity	—	377	1	378

At August 31, 2003, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Total
CORE U.S. Equity	$376	$202	$85	$663
CORE Large Cap Growth	213	132	44	389
CORE Small Cap Equity	189	47	24	260
CORE Large Cap Value	127	43	22	192
CORE International Equity	186	47	22	255

Notes to Financial Statements (continued)

August 31, 2003

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments and futures transactions) for the year ended August 31, 2003, were as follows:

Fund	Purchases	Sales and Maturities
CORE U.S. Equity	$455,027,374	$540,952,566
CORE Large Cap Growth	431,419,898	521,518,697
CORE Small Cap Equity	361,612,485	314,061,371
CORE Large Cap Value	227,874,673	203,894,675
CORE International Equity	265,622,220	288,734,641

For the year ended August 31, 2003, Goldman Sachs earned approximately $7,000, $5,000, $14,000, $38,000 and $86,000 of brokerage commissions from portfolio transactions, including futures transactions, executed on behalf of the CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE Large Cap Value and CORE International Equity Funds, respectively.

Forward Foreign Currency Exchange Contracts — The CORE International Equity Fund may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date as a hedge or cross-hedge against either specific transactions or portfolio positions. The CORE International Equity Fund may also purchase and sell such contracts to seek to increase total return. All commitments are ''marked-to-market'' daily at the applicable translation rates and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund realizes gains or losses at the time a forward contract is offset by entry into a closing transaction or extinguished by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. As of August 31, 2003, there were no open forward currency contracts outstanding.

Futures Contracts — The Funds may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or (for CORE International Equity Fund only) to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Funds are required to deposit with a broker or the Funds' custodian bank an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Funds, depending on the fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realize a gain or loss which is reported in the Statement of Operations.

The use of futures contracts involve, to varying degrees, elements of market risk which may exceed the amounts recognized in the Statements of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' hedging strategies and potentially result in a loss. At August 31, 2003, open futures contracts were as follows:

Fund	Type	Number of Contracts Long	Settlement Month	Market Value	Unrealized Gain (Loss)
CORE U.S. Equity	S&P Mini 500 Index	1	September 2003	$50,385	$845
CORE Large Cap Growth	S&P Mini 500 Index	38	September 2003	$1,914,630	$21,185
CORE Small Cap Equity	Russell 2000 Index	208	September 2003	$10,346,960	$402,060
CORE Large Cap Value	S&P Mini 500 Index	70	September 2003	$3,526,950	$47,512
CORE International Equity	FTSE 100 Index	56	September 2003	$3,678,067	$(18,593)
	SPI 200 Index	19	September 2003	972,419	9,417
	HKFE Index	4	September 2003	279,510	4,096
	TOPIX Index	35	September 2003	3,020,748	51,337
	MIB 30 Index	3	September 2003	415,863	4,123
	EURX DAX Index	4	September 2003	379,540	(3,074)
	EURX ER STX 50 Index	116	September 2003	3,234,040	27,414
	CAC40-10EU Index	10	September 2003	361,272	2,860
	IBEX 35 Plus Index	2	September 2003	155,132	1,131
				$12,496,591	$78,711

5. SECURITIES LENDING

Pursuant to exemptive relief granted by the Securities and Exchange Commission (''SEC'') and the terms and conditions contained therein, the Funds may lend their securities through their securities lending agent, Boston Global Advisers (BGA) — a wholly owned subsidiary of Goldman Sachs, to certain qualified borrowers including Goldman Sachs. The loans are collateralized at all times with cash and/or securities with a market value at least equal to the securities on loan. As with other extensions of credit, the Funds bear the risk of delay on recovery or loss of rights in the collateral should the borrower of the securities fail financially.

Both the Funds and BGA receive compensation relating to the lending of the Funds' securities. The amounts earned by the Funds for the year ended August 31, 2003, is reported parenthetically on the Statements of Operations. The Funds invest the cash collateral received in connection with securities lending transactions in the Enhanced Portfolio of Boston Global Investment Trust, a Delaware statutory Trust. The Enhanced Portfolio is exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940 and is managed by GSAM, for which GSAM receives an investment advisory fee. The Enhanced Portfolio invests in high quality money market instruments. The Funds bear the risk of incurring a loss from the investment of cash collateral due to either credit or market factors.

Notes to Financial Statements (continued)

August 31, 2003

5. SECURITIES LENDING (continued)

The table below details the following items as of August 31, 2003.

Fund	Market Value of Securities on loan as of August 31, 2003	Cash Collateral Received for Loans Outstanding as of August 31, 2003	Earnings of BGA Relating to Securities Loaned for Year Ended August 31, 2003	Earnings Received From Lending to Goldman Sachs for Year Ended August 31, 2003	Amount Payable to Goldman Sachs Upon Return of Securities Loaned as of August 31, 2003
CORE U.S. Equity	$10,152,808	$10,395,400	$ 1,953	$ 1,203	$ —
CORE Large Cap Growth	—	—	1,760	1,792	—
CORE Small Cap Equity	15,043,386	15,610,201	34,285	68,965	1,747,400
CORE Large Cap Value	3,617,888	3,767,800	1,044	695	—
CORE International Equity	15,794,247	16,692,727	37,662	54,220	2,558,023

6. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the Federal Funds rate. This facility also requires a fee to be paid by the Funds based on the amount of the commitment which has not been utilized. During the year ended August 31, 2003, the Funds did not have any borrowings under this facility.

7. JOINT REPURCHASE AGREEMENT ACCOUNT

The Funds, together with other registered investment companies having management agreements with GSAM or its affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At August 31, 2003, the CORE U.S. Equity and CORE Small Cap Equity Funds had undivided interests in the repurchase agreements in the Joint Account II which equaled $100,000 and $8,900,000, respectively, in principal amount. At August 31, 2003, the following repurchase agreements held in this Joint Account were fully collateralized by Federal Agency obligations:

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
ABN AMRO, Inc.	$ 400,000,000	1.05%	09/02/2003	$ 400,046,667
Banc of America Securities LLC	800,000,000	1.08	09/02/2003	800,096,000
Barclays Capital PLC	600,000,000	1.05	09/02/2003	600,070,000
Bear Stearns Companies, Inc.	300,000,000	1.08	09/02/2003	300,036,000
Credit Suisse First Boston Corp.	700,000,000	1.05	09/02/2003	700,081,667
Deutsche Bank Securities, Inc.	1,000,000,000	1.07	09/02/2003	1,000,118,889
Greenwich Capital Markets	500,000,000	1.07	09/02/2003	500,059,444
J.P. Morgan Chase & Co.	500,000,000	1.08	09/02/2003	500,060,000
UBS LLC	859,700,000	1.05	09/02/2003	859,800,298
Westdeutsche Landesbank AG	500,000,000	1.13	09/02/2003	500,062,500
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	$6,159,700,000			$6,160,431,465

8. OTHER MATTERS

As of August 31, 2003, Goldman, Sachs & Co. Profit Sharing Master Trust was the beneficial owner of approximately 14% of the outstanding shares of the CORE U.S. Equity Fund. In addition, the following Goldman Sachs Asset Allocation Portfolios were beneficial owners of the Funds with amounts greater than 5% (as a percentage of outstanding shares):

Fund	Goldman Sachs Balanced Strategy Portfolio	Goldman Sachs Growth and Income Strategy Portfolio	Goldman Sachs Growth Strategy Portfolio	Goldman Sachs Aggressive Growth Strategy Portfolio
CORE Large Cap Growth	—%	10%	10%	6%
CORE Small Cap Equity	—	6	—	—
CORE Large Cap Value	6	19	18	10
CORE International Equity	6	17	18	11

Notes to Financial Statements (continued)

August 31, 2003

9. ADDITIONAL TAX INFORMATION

The tax character of distributions paid during the fiscal year ended August 31, 2002 was as follows:

	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund	CORE Large Cap Value Fund	CORE International Equity Fund
Distributions paid from:					
Ordinary income	$ —	$ —	$ 177,915	$2,026,982	$587,486
Net long-term Capital Gains	—	2,055,989	4,647,960	—	—
Total taxable distributions	$ —	$2,055,989	$4,825,875	$2,026,982	$587,486

The tax character of distributions paid during the fiscal year ended August 31, 2003 was as follows:

	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund	CORE Large Cap Value Fund	CORE International Equity Fund
Distributions paid from:					
Ordinary income	$875,601	$ —	$ —	$2,334,788	$2,470,861

As of August 31, 2003, the components of accumulated earnings (losses) on a tax basis were as follows:

	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund	CORE Large Cap Value Fund	CORE International Equity Fund
Undistributed ordinary income — net	$ 2,076,524	$ —	$ 2,050,437	$ 440,356	$ 3,254,621
Undistributed long-term capital gains	—	—	1,147,897	—	—
Total undistributed earnings	$ 2,076,524	$ —	$ 3,198,334	$ 440,356	$ 3,254,621
Capital loss carryforward	(166,451,589)	(345,842,300)	—	(29,146,806)	(98,697,552)
Timing differences (post October losses)	(28,989,352)	(5,981,188)	—	(10,557,194)	(20,022,953)
Unrealized gains — net	82,558,615	38,731,972	34,781,581	12,394,314	18,176,424
Total accumulated earnings (losses) — net	$(110,805,802)	$(313,091,516)	$37,979,915	$(26,869,330)	$(97,289,460)
Capital loss carryforward years of expiration	2009-2011	2010-2011	—	2009-2011	2009-2011

At August 31, 2003, the Funds' aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes were as follows:

	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund	CORE Large Cap Value Fund	CORE International Equity Fund
Tax Cost	$574,549,387	$329,373,022	$256,876,548	$244,805,375	$251,720,248
Gross unrealized gain	95,122,372	43,096,426	40,464,242	18,855,073	24,617,440
Gross unrealized loss	(12,563,757)	(4,364,454)	(5,682,661)	(6,460,759)	(6,493,441)
Net unrealized security gain	$ 82,558,615	$ 38,731,972	$ 34,781,581	$ 12,394,314	$ 18,123,999

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales, partnership and passive foreign investment company investments.

10. CERTAIN RECLASSIFICATIONS

In order to account for permanent book/tax differences, certain reclassifications have been recorded to the Funds' accounts. These reclassifications have no impact on the net asset value of the Funds. Reclassifications result primarily from the difference in the tax treatment of real estate investment trusts and net operating losses (CORE Large Cap Growth Fund only).

Fund	Paid-in Capital	Accumulated Net Realized Loss	Accumulated Undistributed Net Investment Income
CORE U.S. Equity	$ —	$ 35	$ (35)
CORE Large Cap Growth	(759,975)	287	759,688
CORE Small Cap Equity	(58,109)	53,825	4,284
CORE Large Cap Value	—	486	(486)
CORE International Equity	—	47,416	(47,416)

Goldman Sachs Trust — CORE Funds Tax Information (Unaudited)

For the year ended August 31, 2003, 100% of the dividends paid from net investment company taxable income by the CORE Large Cap Value and CORE U.S. Equity Funds qualify for the dividends received deduction available to corporations.

From distributions paid during the year ended August 31, 2003, the total amount of income received by the CORE International Equity Fund from sources within foreign countries and possessions of the United States was $0.0979 per share, all of which is attributable to qualified passive income. The total amount of taxes paid by the Fund to such countries was $0.0235 per share. A separate notice containing the country-by-country components of these totals has been previously mailed to shareholders.

The CORE Large Cap Value Fund designates 100% of the dividends it paid during 2003 from net investment company taxable income as qualifying for the reduced tax rate under the Jobs and Growth Tax Relief and Reconciliation Act of 2003.

Notes to Financial Statements (continued)

August 31, 2003

11. SUMMARY OF SHARE TRANSACTIONS

Share activity for the year ended August 31, 2003, is as follows:

	CORE U.S. Equity Fund	
	Shares	Dollars
Class A Shares		
Shares sold	3,087,596	$ 62,010,493
Reinvestment of dividends and distributions	7,828	155,735
Shares repurchased	(4,411,640)	(87,960,392)
	(1,316,216)	(25,794,164)
Class B Shares		
Shares sold	433,558	8,258,056
Reinvestment of dividends and distributions	—	—
Shares repurchased	(1,479,043)	(27,825,369)
	(1,045,485)	(19,567,313)
Class C Shares		
Shares sold	420,996	7,937,349
Reinvestment of dividends and distributions	—	—
Shares repurchased	(595,065)	(11,274,135)
	(174,069)	(3,336,786)
Institutional Shares		
Shares sold	630,052	12,573,691
Reinvestment of dividends and distributions	31,817	643,652
Shares repurchased	(2,890,415)	(58,045,255)
	(2,228,546)	(44,827,912)
Service Shares		
Shares sold	99,435	2,027,860
Reinvestment of dividends and distributions	—	—
Shares repurchased	(78,594)	(1,598,883)
	20,841	428,977
NET INCREASE (DECREASE)	(4,743,475)	$(93,097,198)

	CORE Large Cap Growth Fund		CORE Small Cap Equity Fund		CORE Large Cap Value Fund		CORE International Equity Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	2,639,616	$ 23,913,318	5,965,382	$ 56,218,709	4,188,716	$ 36,556,088	37,359,241	$ 251,857,397
	—	—	—	—	89,257	746,740	80,827	544,773
	(5,720,122)	(51,466,060)	(4,361,711)	(41,065,114)	(4,600,724)	(38,949,623)	(34,878,560)	(235,713,625)
	(3,080,506)	(27,552,742)	1,603,671	15,153,595	(322,751)	(1,646,795)	2,561,508	16,688,545
	648,829	5,646,123	321,097	3,030,601	328,649	2,779,219	78,166	520,337
	—	—	—	—	6,321	52,682	251	1,674
	(2,879,845)	(24,618,311)	(442,436)	(3,881,003)	(583,624)	(4,837,619)	(229,499)	(1,526,567)
	(2,231,016)	(18,972,188)	(121,339)	(850,402)	(248,654)	(2,005,718)	(151,082)	(1,004,556)
	265,148	2,289,317	846,504	7,570,524	552,068	4,674,944	1,694,375	10,932,704
	—	—	—	—	5,052	42,283	413	2,759
	(1,334,060)	(11,442,287)	(639,128)	(5,573,085)	(534,728)	(4,477,996)	(1,759,506)	(11,454,438)
	(1,068,912)	(9,152,970)	207,376	1,997,439	22,392	239,231	(64,718)	(518,975)
	5,193,493	46,351,526	7,382,411	70,234,024	6,514,254	58,333,281	6,480,695	45,649,692
	—	—	—	—	174,929	1,461,507	274,824	1,879,799
	(8,623,651)	(80,302,355)	(3,993,280)	(36,867,839)	(3,804,394)	(31,999,698)	(11,705,947)	(79,824,479)
	(3,430,158)	(33,950,829)	3,389,131	33,366,185	2,884,789	27,795,090	(4,950,428)	(32,294,988)
	7,605	68,571	1,320,718	12,961,664	6,704	57,568	1,477	10,000
	—	—	—	—	229	1,915	22	153
	(13,103)	(113,156)	(900,282)	(8,157,489)	(4,591)	(39,766)	—	—
	(5,498)	(44,585)	420,436	4,804,175	2,342	19,717	1,499	10,153
	(9,816,090)	$(89,673,314)	5,499,275	$ 54,470,992	2,338,118	$ 24,401,525	(2,603,221)	$ (17,119,821)

Notes to Financial Statements (continued)

August 31, 2003

11. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended August 31, 2002, is as follows:

	CORE U.S. Equity Fund	
	Shares	Dollars
Class A Shares		
Shares sold	2,547,459	$ 59,138,568
Reinvestment of dividends and distributions	—	—
Shares repurchased	(5,056,299)	(115,103,801)
	(2,508,840)	(55,965,233)
Class B Shares		
Shares sold	630,203	14,085,965
Reinvestment of dividends and distributions	—	—
Shares repurchased	(1,911,110)	(41,516,225)
	(1,280,907)	(27,430,260)
Class C Shares		
Shares sold	523,880	11,726,091
Reinvestment of dividends and distributions	—	—
Shares repurchased	(605,408)	(13,228,246)
	(81,528)	(1,502,155)
Institutional Shares		
Shares sold	1,414,155	33,825,853
Reinvestment of dividends and distributions	—	—
Shares repurchased	(3,820,226)	(91,932,086)
	(2,406,071)	(58,106,233)
Service Shares		
Shares sold	84,818	1,867,511
Reinvestment of dividends and distributions	—	—
Shares repurchased	(105,687)	(2,463,638)
	(20,869)	(596,127)
NET INCREASE (DECREASE)	(6,298,215)	$(143,600,008)

CORE Large Cap Growth Fund		CORE Small Cap Equity Fund		CORE Large Cap Value Fund		CORE International Equity Fund	
Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
4,573,763	$ 48,534,983	4,361,439	$ 45,757,722	3,813,690	$ 37,746,654	15,672,306	$ 122,252,523
57,631	684,284	146,630	1,533,751	60,979	600,811	—	—
(10,664,123)	(114,758,914)	(3,145,023)	(33,340,812)	(3,840,422)	(37,405,928)	(18,833,352)	(148,075,246)
(6,032,729)	(65,539,647)	1,363,046	13,950,661	34,247	941,537	(3,161,046)	(25,822,723)
954,962	10,224,971	725,453	7,420,775	626,586	6,108,801	102,966	798,242
39,755	456,242	61,105	617,160	1,228	12,840	—	—
(4,535,144)	(46,448,316)	(482,630)	(4,775,981)	(613,506)	(5,845,248)	(248,677)	(1,919,757)
(3,540,427)	(35,767,103)	303,928	3,261,954	14,308	276,393	(145,711)	(1,121,515)
762,309	8,290,373	652,079	6,685,030	548,817	5,391,549	158,419	1,226,421
16,651	191,321	29,367	297,494	838	8,772	—	—
(2,938,219)	(30,356,748)	(268,741)	(2,680,157)	(591,113)	(5,691,242)	(227,905)	(1,746,970)
(2,159,259)	(21,875,054)	412,705	4,302,367	(41,458)	(290,921)	(69,486)	(520,549)
5,117,636	54,878,112	4,358,855	47,983,288	5,555,813	56,504,883	4,782,363	38,156,708
41,971	504,073	190,820	2,022,686	140,548	1,376,983	73,614	587,439
(8,206,162)	(88,287,352)	(4,324,495)	(46,057,131)	(6,134,246)	(58,951,515)	(13,960,909)	(111,977,951)
(3,046,555)	(32,905,167)	225,180	3,948,843	(437,885)	(1,069,649)	(9,104,932)	(73,233,804)
25,586	284,745	3,152,781	27,572,833	26,974	251,844	—	—
271	3,199	1,098	11,415	23	217	—	—
(95,264)	(1,002,910)	(55,430)	(522,461)	(335)	(2,799)	—	—
(69,407)	(714,966)	3,098,449	27,061,787	26,662	249,262	—	—
(14,848,377)	$(156,801,937)	5,403,308	$ 52,525,612	(404,126)	$ 106,622	(12,481,175)	$(100,698,591)

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE YEARS ENDED AUGUST 31,								
2003 - Class A Shares	$20.18	$ 0.09 (c)	$ 2.31	$ 2.40	$(0.01)	$ —	$ —	$(0.01)
2003 - Class B Shares	19.28	(0.06)(c)	2.20	2.14	—	—	—	—
2003 - Class C Shares	19.20	(0.06)(c)	2.20	2.14	—	—	—	—
2003 - Institutional Shares	20.57	0.17 (c)	2.37	2.54	(0.11)	—	—	(0.11)
2003 - Service Shares	20.03	0.07 (c)	2.30	2.37	—	—	—	—
2002 - Class A Shares	24.30	0.04 (c)	(4.16)	(4.12)	—	—	—	—
2002 - Class B Shares	23.39	(0.13)(c)	(3.98)	(4.11)	—	—	—	—
2002 - Class C Shares	23.29	(0.12)(c)	(3.97)	(4.09)	—	—	—	—
2002 - Institutional Shares	24.68	0.14 (c)	(4.25)	(4.11)	—	—	—	—
2002 - Service Shares	24.15	0.02 (c)	(4.14)	(4.12)	—	—	—	—
2001 - Class A Shares	36.77	0.01 (c)	(8.96)	(8.95)	(0.06)	—	(3.46)	(3.52)
2001 - Class B Shares	35.71	(0.19)(c)	(8.67)	(8.86)	—	—	(3.46)	(3.46)
2001 - Class C Shares	35.59	(0.19)(c)	(8.65)	(8.84)	—	—	(3.46)	(3.46)
2001 - Institutional Shares	37.30	0.13 (c)	(9.09)	(8.96)	(0.19)	(0.01)	(3.46)	(3.66)
2001 - Service Shares	36.54	(0.01)(c)	(8.91)	(8.92)	(0.01)	—	(3.46)	(3.47)
2000 - Class A Shares	34.21	0.10 (c)	6.00	6.10	—	—	(3.54)	(3.54)
2000 - Class B Shares	33.56	(0.14)(c)	5.83	5.69	—	—	(3.54)	(3.54)
2000 - Class C Shares	33.46	(0.13)(c)	5.80	5.67	—	—	(3.54)	(3.54)
2000 - Institutional Shares	34.61	0.24 (c)	6.07	6.31	(0.08)	—	(3.54)	(3.62)
2000 - Service Shares	34.05	0.07 (c)	5.96	6.03	—	—	(3.54)	(3.54)
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,								
1999 - Class A Shares	32.98	0.03	1.20	1.23	—	—	—	—
1999 - Class B Shares	32.50	(0.11)	1.17	1.06	—	—	—	—
1999 - Class C Shares	32.40	(0.10)	1.16	1.06	—	—	—	—
1999 - Institutional Shares	33.29	0.11	1.21	1.32	—	—	—	—
1999 - Service Shares	32.85	0.01	1.19	1.20	—	—	—	—
FOR THE YEAR ENDED JANUARY 31,								
1999 - Class A Shares	26.59	0.04	7.02	7.06	(0.03)	(0.01)	(0.63)	(0.67)
1999 - Class B Shares	26.32	(0.10)	6.91	6.81	—	—	(0.63)	(0.63)
1999 - Class C Shares	26.24	(0.10)	6.89	6.79	—	—	(0.63)	(0.63)
1999 - Institutional Shares	26.79	0.20	7.11	7.31	(0.15)	(0.03)	(0.63)	(0.81)
1999 - Service Shares	26.53	0.06	7.01	7.07	(0.10)	(0.02)	(0.63)	(0.75)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$22.57	11.90%	$351,673	1.15%	0.44%	1.26%	0.33%	74%
21.42	11.10	118,993	1.90	(0.31)	2.01	(0.42)	74
21.34	11.15	36,546	1.90	(0.31)	2.01	(0.42)	74
23.00	12.40	131,457	0.75	0.84	0.86	0.73	74
22.40	11.83	7,717	1.25	0.34	1.36	0.23	74
20.18	(16.95)	340,934	1.14	0.19	1.24	0.09	74
19.28	(17.57)	127,243	1.89	(0.57)	1.99	(0.67)	74
19.20	(17.56)	36,223	1.89	(0.56)	1.99	(0.66)	74
20.57	(16.65)	163,439	0.74	0.59	0.84	0.49	74
20.03	(17.06)	6,484	1.24	0.09	1.34	(0.01)	74
24.30	(25.96)	471,445	1.14	0.04	1.23	(0.05)	54
23.39	(26.49)	184,332	1.89	(0.70)	1.98	(0.79)	54
23.29	(26.53)	45,841	1.89	(0.70)	1.98	(0.79)	54
24.68	(25.66)	255,400	0.74	0.45	0.83	0.36	54
24.15	(26.02)	8,319	1.24	(0.05)	1.33	(0.14)	54
36.77	18.96	715,775	1.14	0.31	1.23	0.22	59
35.71	18.03	275,673	1.89	(0.44)	1.98	(0.53)	59
35.59	18.03	62,820	1.89	(0.43)	1.98	(0.52)	59
37.30	19.41	379,172	0.74	0.71	0.83	0.62	59
36.54	18.83	11,879	1.24	0.19	1.33	0.10	59
34.21	3.73	614,310	1.14 [b]	0.15 [b]	1.24 [b]	0.05 [b]	42
33.56	3.26	214,087	1.89 [b]	(0.60)[b]	1.99 [b]	(0.70)[b]	42
33.46	3.27	43,361	1.89 [b]	(0.61)[b]	1.99 [b]	(0.71)[b]	42
34.61	3.97	335,465	0.74 [b]	0.54 [b]	0.84 [b]	0.44 [b]	42
34.05	3.65	11,204	1.24 [b]	0.06 [b]	1.34 [b]	(0.04)[b]	42
32.98	26.89	605,566	1.23	0.15	1.36	0.02	64
32.50	26.19	152,347	1.85	(0.50)	1.98	(0.63)	64
32.40	26.19	26,912	1.87	(0.53)	2.00	(0.66)	64
33.29	27.65	307,200	0.69	0.69	0.82	0.56	64
32.85	27.00	11,600	1.19	0.19	1.32	0.06	64

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE YEARS ENDED AUGUST 31,								
2003 - Class A Shares	$ 9.06	$(0.01)[c]	$ 1.28	$ 1.27	$ —	$ —	$ —	$ —
2003 - Class B Shares	8.72	(0.07)[c]	1.22	1.15	—	—	—	—
2003 - Class C Shares	8.72	(0.07)[c]	1.22	1.15	—	—	—	—
2003 - Institutional Shares	9.19	0.03 [c]	1.30	1.33	—	—	—	—
2003 - Service Shares	9.01	(0.02)[c]	1.27	1.25	—	—	—	—
2002 - Class A Shares	11.51	(0.03)[c]	(2.38)	(2.41)	—	—	(0.04)	(0.04)
2002 - Class B Shares	11.16	(0.11)[c]	(2.29)	(2.40)	—	—	(0.04)	(0.04)
2002 - Class C Shares	11.17	(0.11)[c]	(2.30)	(2.41)	—	—	(0.04)	(0.04)
2002 - Institutional Shares	11.63	0.01 [c]	(2.41)	(2.40)	—	—	(0.04)	(0.04)
2002 - Service Shares	11.45	(0.04)[c]	(2.36)	(2.40)	—	—	(0.04)	(0.04)
2001 - Class A Shares	22.66	(0.09)[c]	(9.97)	(10.06)	(0.02)	—	(1.07)	(1.09)
2001 - Class B Shares	22.14	(0.20)[c]	(9.71)	(9.91)	—	—	(1.07)	(1.07)
2001 - Class C Shares	22.15	(0.20)[c]	(9.71)	(9.91)	—	—	(1.07)	(1.07)
2001 - Institutional Shares	22.87	(0.02)[c]	(10.06)	(10.08)	(0.09)	—	(1.07)	(1.16)
2001 - Service Shares	22.55	(0.10)[c]	(9.93)	(10.03)	—	—	(1.07)	(1.07)
2000 - Class A Shares	17.02	0.06 [c]	5.67	5.73	—	—	(0.09)	(0.09)
2000 - Class B Shares	16.75	(0.09)[c]	5.57	5.48	—	—	(0.09)	(0.09)
2000 - Class C Shares	16.75	(0.08)[c]	5.57	5.49	—	—	(0.09)	(0.09)
2000 - Institutional Shares	17.10	0.13 [c]	5.73	5.86	—	—	(0.09)	(0.09)
2000 - Service Shares	16.95	0.03 [c]	5.66	5.69	—	—	(0.09)	(0.09)
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,								
1999 - Class A Shares	16.17	(0.01)	0.86	0.85	—	—	—	—
1999 - Class B Shares	15.98	(0.07)	0.84	0.77	—	—	—	—
1999 - Class C Shares	15.99	(0.07)	0.83	0.76	—	—	—	—
1999 - Institutional Shares	16.21	0.03	0.86	0.89	—	—	—	—
1999 - Service Shares	16.11	(0.02)	0.86	0.84	—	—	—	—
FOR THE YEAR ENDED JANUARY 31,								
1999 - Class A Shares	11.97	0.01	4.19	4.20	—	—	—	—
1999 - Class B Shares	11.92	(0.06)	4.12	4.06	—	—	—	—
1999 - Class C Shares	11.93	(0.05)	4.11	4.06	—	—	—	—
1999 - Institutional Shares	11.97	0.02	4.23	4.25	—	(0.01)	—	(0.01)
1999 - Service Shares	11.95	(0.01)	4.17	4.16	—	—	—	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

| Net asset value, end of period | Total return[a] | Net assets at end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$10.33	14.02%	$127,317	1.18%	(0.07)%	1.31%	(0.20)%	119%
9.87	13.19	91,084	1.93	(0.82)	2.06	(0.95)	119
9.87	13.19	36,553	1.93	(0.82)	2.06	(0.95)	119
10.52	14.47	114,524	0.78	0.33	0.91	0.20	119
10.26	13.87	410	1.28	(0.17)	1.41	(0.30)	119
9.06	(21.04)	139,593	1.17	(0.32)	1.27	(0.42)	113
8.72	(21.61)	99,959	1.92	(1.06)	2.02	(1.16)	113
8.72	(21.68)	41,627	1.92	(1.07)	2.02	(1.17)	113
9.19	(20.74)	131,590	0.77	0.08	0.87	(0.02)	113
9.01	(21.06)	409	1.27	(0.41)	1.37	(0.51)	113
11.51	(45.97)	246,785	1.16	(0.57)	1.24	(0.65)	68
11.16	(46.37)	167,469	1.91	(1.32)	1.99	(1.40)	68
11.17	(46.35)	77,398	1.91	(1.32)	1.99	(1.40)	68
11.63	(45.73)	201,935	0.76	(0.15)	0.84	(0.23)	68
11.45	(46.05)	1,316	1.26	(0.68)	1.34	(0.76)	68
22.66	33.73	545,763	1.09	0.31	1.24	0.16	73
22.14	32.78	338,128	1.84	(0.44)	1.99	(0.59)	73
22.15	32.84	154,966	1.84	(0.43)	1.99	(0.58)	73
22.87	34.34	322,900	0.69	0.65	0.84	0.50	73
22.55	33.64	3,879	1.19	0.15	1.34	—	73
17.02	5.26	300,684	1.04[b]	(0.11)[b]	1.26[b]	(0.33)[b]	33
16.75	4.82	181,626	1.79[b]	(0.87)[b]	2.01[b]	(1.09)[b]	33
16.75	4.75	75,502	1.79[b]	(0.87)[b]	2.01[b]	(1.09)[b]	33
17.10	5.49	310,704	0.64[b]	0.31[b]	0.86[b]	0.09[b]	33
16.95	5.21	2,510	1.14[b]	(0.21)[b]	1.36[b]	(0.43)[b]	33
16.17	35.10	175,510	0.97	0.05	1.46	(0.44)	63
15.98	34.07	93,711	1.74	(0.73)	2.11	(1.10)	63
15.99	34.04	37,081	1.74	(0.74)	2.11	(1.11)	63
16.21	35.54	295,734	0.65	0.35	1.02	(0.02)	63
16.11	34.85	1,663	1.15	(0.16)	1.52	(0.53)	63

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE YEARS ENDED AUGUST 31,							
2003 - Class A Shares	$ 9.36	$ 0.02 [(c)]	$ 2.23	$ 2.25	$ —	$ —	$ —
2003 - Class B Shares	8.99	(0.05)[(c)]	2.12	2.07	—	—	—
2003 - Class C Shares	9.01	(0.05)[(c)]	2.14	2.09	—	—	—
2003 - Institutional Shares	9.51	0.06 [(c)]	2.27	2.33	—	—	—
2003 - Service Shares	9.30	0.01 [(c)]	2.22	2.23	—	—	—
2002 - Class A Shares	10.59	— [(c)(d)]	(0.83)	(0.83)	—	(0.40)	(0.40)
2002 - Class B Shares	10.26	(0.08)[(c)]	(0.79)	(0.87)	—	(0.40)	(0.40)
2002 - Class C Shares	10.29	(0.07)[(c)]	(0.81)	(0.88)	—	(0.40)	(0.40)
2002 - Institutional Shares	10.76	0.04 [(c)]	(0.85)	(0.81)	(0.04)	(0.40)	(0.44)
2002 - Service Shares	10.55	0.01 [(c)]	(0.84)	(0.83)	(0.02)	(0.40)	(0.42)
2001 - Class A Shares	12.90	0.01 [(c)]	(1.12)	(1.11)	—	(1.20)	(1.20)
2001 - Class B Shares	12.63	(0.07)[(c)]	(1.10)	(1.17)	—	(1.20)	(1.20)
2001 - Class C Shares	12.66	(0.07)[(c)]	(1.10)	(1.17)	—	(1.20)	(1.20)
2001 - Institutional Shares	13.03	0.05 [(c)]	(1.12)	(1.07)	—	(1.20)	(1.20)
2001 - Service Shares	12.87	— [(c)(d)]	(1.12)	(1.12)	—	(1.20)	(1.20)
2000 - Class A Shares	10.23	(0.03)[(c)]	2.70	2.67	—	—	—
2000 - Class B Shares	10.09	(0.11)[(c)]	2.65	2.54	—	—	—
2000 - Class C Shares	10.10	(0.10)[(c)]	2.66	2.56	—	—	—
2000 - Institutional Shares	10.30	0.02 [(c)]	2.71	2.73	—	—	—
2000 - Service Shares	10.22	(0.04)[(c)]	2.69	2.65	—	—	—
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,							
1999 - Class A Shares	10.16	(0.01)	0.08	0.07	—	—	—
1999 - Class B Shares	10.07	(0.05)	0.07	0.02	—	—	—
1999 - Class C Shares	10.08	(0.05)	0.07	0.02	—	—	—
1999 - Institutional Shares	10.20	0.02	0.08	0.10	—	—	—
1999 - Service Shares	10.16	(0.01)	0.07	0.06	—	—	—
FOR THE YEAR ENDED JANUARY 31,							
1999 - Class A Shares	10.59	0.01	(0.43)	(0.42)	(0.01)	—	(0.01)
1999 - Class B Shares	10.56	(0.05)	(0.44)	(0.49)	—	—	—
1999 - Class C Shares	10.57	(0.04)	(0.45)	(0.49)	—	—	—
1999 - Institutional Shares	10.61	0.04	(0.43)	(0.39)	(0.02)	—	(0.02)
1999 - Service Shares	10.60	0.01	(0.44)	(0.43)	(0.01)	—	(0.01)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Less than $.005 per share.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$11.61	24.04%	$ 89,340	1.34%	0.25%	1.52%	0.07%	149%
11.06	23.03	19,408	2.09	(0.51)	2.27	(0.69)	149
11.10	23.09	16,463	2.09	(0.51)	2.27	(0.69)	149
11.84	24.50	111,957	0.94	0.65	1.12	0.47	149
11.53	23.87	40,775	1.44	0.15	1.62	(0.03)	149
9.36	(8.20)	57,014	1.34	0.01	1.58	(0.23)	136
8.99	(8.88)	16,854	2.09	(0.74)	2.33	(0.98)	136
9.01	(8.95)	11,504	2.09	(0.74)	2.33	(0.98)	136
9.51	(7.93)	57,683	0.94	0.39	1.18	0.15	136
9.30	(8.27)	28,999	1.44	0.15	1.68	(0.09)	136
10.59	(8.64)	50,093	1.33	0.09	1.59	(0.17)	85
10.26	(9.35)	16,125	2.08	(0.66)	2.34	(0.92)	85
10.29	(9.32)	8,885	2.08	(0.66)	2.34	(0.92)	85
10.76	(8.28)	62,794	0.93	0.48	1.19	0.22	85
10.55	(8.75)	201	1.43	0.03	1.69	(0.23)	85
12.90	26.10	54,954	1.33	(0.21)	1.55	(0.43)	135
12.63	25.17	17,923	2.08	(0.96)	2.30	(1.18)	135
12.66	25.35	8,289	2.08	(0.96)	2.30	(1.18)	135
13.03	26.60	86,196	0.93	0.19	1.15	(0.03)	135
12.87	25.93	63	1.43	(0.30)	1.65	(0.52)	135
10.23	0.69	52,660	1.33 [b]	(0.12)[b]	1.67 [b]	(0.46)[b]	52
10.09	0.20	13,711	2.08 [b]	(0.86)[b]	2.42 [b]	(1.20)[b]	52
10.10	0.20	6,274	2.08 [b]	(0.86)[b]	2.42 [b]	(1.20)[b]	52
10.30	0.98	62,633	0.93 [b]	0.28 [b]	1.27 [b]	(0.06)[b]	52
10.22	0.59	64	1.43 [b]	(0.22)[b]	1.77 [b]	(0.56)[b]	52
10.16	(3.97)	64,087	1.31	0.08	2.00	(0.61)	75
10.07	(4.64)	15,406	2.00	(0.55)	2.62	(1.17)	75
10.08	(4.64)	6,559	2.01	(0.56)	2.63	(1.18)	75
10.20	(3.64)	62,763	0.94	0.60	1.56	(0.02)	75
10.16	(4.07)	54	1.44	0.01	2.06	(0.61)	75

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE YEARS ENDED AUGUST 31,							
2003 - Class A Shares	$ 8.74	$ 0.10 (c)	$ 0.74	$ 0.84	$(0.10)	$ —	$(0.10)
2003 - Class B Shares	8.67	0.03 (c)	0.73	0.76	(0.03)	—	(0.03)
2003 - Class C Shares	8.68	0.03 (c)	0.74	0.77	(0.03)	—	(0.03)
2003 - Institutional Shares	8.74	0.13 (c)	0.73	0.86	(0.13)	—	(0.13)
2003 - Service Shares	8.74	0.09 (c)	0.74	0.83	(0.07)	—	(0.07)
2002 - Class A Shares	10.31	0.07 (c)	(1.57)	(1.50)	(0.07)	—	(0.07)
2002 - Class B Shares	10.24	— (c)(d)	(1.56)	(1.56)	(0.01)	—	(0.01)
2002 - Class C Shares	10.25	— (c)(d)	(1.56)	(1.56)	(0.01)	—	(0.01)
2002 - Institutional Shares	10.31	0.11 (c)	(1.57)	(1.46)	(0.11)	—	(0.11)
2002 - Service Shares	10.31	0.07 (c)	(1.58)	(1.51)	(0.06)	—	(0.06)
2001 - Class A Shares	10.81	0.07 (c)	(0.42)	(0.35)	(0.09)	(0.06)	(0.15)
2001 - Class B Shares	10.75	(0.01)(c)	(0.42)	(0.43)	(0.02)	(0.06)	(0.08)
2001 - Class C Shares	10.76	(0.01)(c)	(0.42)	(0.43)	(0.02)	(0.06)	(0.08)
2001 - Institutional Shares	10.82	0.11 (c)	(0.43)	(0.32)	(0.13)	(0.06)	(0.19)
2001 - Service Shares	10.81	0.06 (c)	(0.42)	(0.36)	(0.08)	(0.06)	(0.14)
2000 - Class A Shares	10.55	0.12 (c)	0.36	0.48	(0.10)	(0.12)	(0.22)
2000 - Class B Shares	10.50	0.05 (c)	0.36	0.41	(0.04)	(0.12)	(0.16)
2000 - Class C Shares	10.51	0.04 (c)	0.37	0.41	(0.04)	(0.12)	(0.16)
2000 - Institutional Shares	10.55	0.16 (c)	0.37	0.53	(0.14)	(0.12)	(0.26)
2000 - Service Shares	10.55	0.11 (c)	0.36	0.47	(0.09)	(0.12)	(0.21)
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,							
1999 - Class A Shares	10.15	0.04	0.40	0.44	(0.04)	—	(0.04)
1999 - Class B Shares	10.15	0.01	0.36	0.37	(0.02)	—	(0.02)
1999 - Class C Shares	10.15	0.01	0.37	0.38	(0.02)	—	(0.02)
1999 - Institutional Shares	10.16	0.06	0.38	0.44	(0.05)	—	(0.05)
1999 - Service Shares	10.16	0.02	0.40	0.42	(0.03)	—	(0.03)
FOR THE PERIOD ENDED JANUARY 31,							
1999 - Class A Shares (commenced December 31, 1998)	10.00	0.01	0.14	0.15	—	—	—
1999 - Class B Shares (commenced December 31, 1998)	10.00	—	0.15	0.15	—	—	—
1999 - Class C Shares (commenced December 31, 1998)	10.00	—	0.15	0.15	—	—	—
1999 - Institutional Shares (commenced December 31, 1998)	10.00	0.01	0.15	0.16	—	—	—
1999 - Service Shares (commenced December 31, 1998)	10.00	0.02	0.14	0.16	—	—	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Less than $.005 per share.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$ 9.48	9.70%	$ 79,866	1.11%	1.13%	1.22%	1.02%	102%
9.40	8.83	18,077	1.86	0.38	1.97	0.27	102
9.42	8.95	13,798	1.86	0.37	1.97	0.26	102
9.47	10.03	145,059	0.71	1.52	0.82	1.41	102
9.50	9.58	327	1.21	1.02	1.32	0.91	102
8.74	(14.61)	76,472	1.11	0.76	1.20	0.67	112
8.67	(15.28)	18,828	1.86	0.00	1.95	(0.09)	112
8.68	(15.26)	12,533	1.86	0.01	1.95	(0.08)	112
8.74	(14.25)	108,613	0.71	1.15	0.80	1.06	112
8.74	(14.70)	281	1.21	0.72	1.30	0.63	112
10.31	(3.32)	89,861	1.10	0.64	1.17	0.57	70
10.24	(4.08)	22,089	1.85	(0.11)	1.92	(0.18)	70
10.25	(4.07)	15,222	1.85	(0.11)	1.92	(0.18)	70
10.31	(3.03)	132,684	0.70	1.04	0.77	0.97	70
10.31	(3.43)	56	1.20	0.52	1.27	0.45	70
10.81	4.68	100,972	1.06	1.14	1.17	1.03	83
10.75	3.96	19,069	1.81	0.44	1.92	0.33	83
10.76	3.97	11,178	1.81	0.45	1.92	0.34	83
10.82	5.20	175,493	0.66	1.54	0.77	1.43	83
10.81	4.60	12	1.16	1.07	1.27	0.96	83
10.55	4.31	91,072	1.04 [b]	0.87 [b]	1.21 [b]	0.70 [b]	36
10.50	3.68	14,464	1.79 [b]	0.05 [b]	1.96 [b]	(0.12)[b]	36
10.51	3.73	8,032	1.79 [b]	0.09 [b]	1.96 [b]	(0.08)[b]	36
10.55	4.35	189,540	0.64 [b]	1.29 [b]	0.81 [b]	1.12 [b]	36
10.55	4.11	13	1.14 [b]	0.72 [b]	1.31 [b]	0.55 [b]	36
10.15	1.50	6,665	1.08 [b]	1.45 [b]	8.03 [b]	(5.50)[b]	0
10.15	1.50	340	1.82 [b]	0.84 [b]	8.77 [b]	(6.11)[b]	0
10.15	1.50	268	1.83 [b]	0.70 [b]	8.78 [b]	(6.25)[b]	0
10.16	1.60	53,396	0.66 [b]	1.97 [b]	7.61 [b]	(4.98)[b]	0
10.16	1.60	2	1.16 [b]	2.17 [b]	8.11 [b]	(4.78)[b]	0

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

		Income (loss) from investment operations			Distributions to shareholders		
	Net asset value, beginning of period	Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE YEARS ENDED AUGUST 31,							
2003 - Class A Shares	$ 7.35	$ 0.08[c]	$ 0.28	$ 0.36	$(0.05)	$ —	$(0.05)
2003 - Class B Shares	7.24	0.04[c]	0.28	0.32	—[d]	—	—[d]
2003 - Class C Shares	7.25	0.04[c]	0.28	0.32	(0.01)	—	(0.01)
2003 - Institutional Shares	7.49	0.12[c]	0.29	0.41	(0.10)	—	(0.10)
2003 - Service Shares	7.39	0.10[c]	0.27	0.37	(0.06)	—	(0.06)
2002 - Class A Shares	8.38	0.03[c]	(1.06)	(1.03)	—	—	—
2002 - Class B Shares	8.29	(0.01)[c]	(1.04)	(1.05)	—	—	—
2002 - Class C Shares	8.30	(0.01)[c]	(1.04)	(1.05)	—	—	—
2002 - Institutional Shares	8.50	0.08[c]	(1.07)	(0.99)	(0.02)	—	(0.02)
2002 - Service Shares	8.41	0.05[c]	(1.07)	(1.02)	—	—	—
2001 - Class A Shares	11.32	—[c][d]	(2.35)	(2.35)	(0.04)	(0.55)	(0.59)
2001 - Class B Shares	11.22	(0.04)[c]	(2.34)	(2.38)	—	(0.55)	(0.55)
2001 - Class C Shares	11.23	(0.04)[c]	(2.34)	(2.38)	—	(0.55)	(0.55)
2001 - Institutional Shares	11.48	0.07[c]	(2.39)	(2.32)	(0.11)	(0.55)	(0.66)
2001 - Service Shares	11.36	0.02[c]	(2.36)	(2.34)	(0.06)	(0.55)	(0.61)
2000 - Class A Shares	10.87	0.02[c]	0.74	0.76	(0.05)	(0.26)	(0.31)
2000 - Class B Shares	10.81	(0.04)[c]	0.73	0.69	(0.02)	(0.26)	(0.28)
2000 - Class C Shares	10.82	(0.03)[c]	0.72	0.69	(0.02)	(0.26)	(0.28)
2000 - Institutional Shares	11.00	0.09[c]	0.75	0.84	(0.10)	(0.26)	(0.36)
2000 - Service Shares	10.93	0.05[c]	0.73	0.78	(0.09)	(0.26)	(0.35)
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,							
1999 - Class A Shares	9.98	0.05	0.84	0.89	—	—	—
1999 - Class B Shares	9.95	0.01	0.85	0.86	—	—	—
1999 - Class C Shares	9.96	0.01	0.85	0.86	—	—	—
1999 - Institutional Shares	10.06	0.09	0.85	0.94	—	—	—
1999 - Service Shares	10.02	0.01	0.90	0.91	—	—	—
FOR THE YEAR ENDED JANUARY 31,							
1999 - Class A Shares	9.22	(0.01)	0.79	0.78	(0.02)	—	(0.02)
1999 - Class B Shares	9.21	—	0.74	0.74	—	—	—
1999 - Class C Shares	9.22	—	0.74	0.74	—	—	—
1999 - Institutional Shares	9.24	0.05	0.80	0.85	(0.03)	—	(0.03)
1999 - Service Shares	9.23	—	0.81	0.81	(0.02)	—	(0.02)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Less than $.005 per share.

 The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$ 7.66	5.00%	$ 95,015	1.67%	1.12%	1.84%	0.95%	122%
7.56	4.45	5,574	2.17	0.56	2.34	0.39	122
7.56	4.38	3,646	2.17	0.64	2.34	0.47	122
7.80	5.64	158,021	1.02	1.73	1.19	1.56	122
7.70	5.14	31	1.52	1.45	1.69	1.28	122
7.35	(12.29)	72,405	1.67	0.38	1.82	0.23	115
7.24	(12.67)	6,434	2.17	(0.07)	2.32	(0.22)	115
7.25	(12.65)	3,963	2.17	(0.07)	2.32	(0.22)	115
7.49	(11.68)	188,858	1.02	1.02	1.17	0.87	115
7.39	(12.13)	18	1.52	0.60	1.67	0.45	115
8.38	(21.50)	108,955	1.66	0.00	1.77	(0.11)	93
8.29	(21.93)	8,575	2.16	(0.47)	2.27	(0.58)	93
8.30	(21.91)	5,114	2.16	(0.44)	2.27	(0.55)	93
8.50	(21.02)	291,596	1.01	0.70	1.12	0.59	93
8.41	(21.37)	21	1.51	0.21	1.62	0.10	93
11.32	6.92	147,409	1.66	0.14	1.75	0.05	92
11.22	6.36	12,032	2.16	(0.36)	2.25	(0.45)	92
11.23	6.34	6,887	2.16	(0.34)	2.25	(0.43)	92
11.48	7.62	308,074	1.01	0.78	1.10	0.69	92
11.36	7.05	27	1.51	0.33	1.60	0.24	92
10.87	8.92	114,502	1.66 [b]	0.78 [b]	1.76 [b]	0.68 [b]	65
10.81	8.64	9,171	2.16 [b]	0.26 [b]	2.26 [b]	0.16 [b]	65
10.82	8.63	4,913	2.16 [b]	0.23 [b]	2.26 [b]	0.13 [b]	65
11.00	9.34	271,212	1.01 [b]	1.43 [b]	1.11 [b]	1.33 [b]	65
10.93	9.08	8	1.51 [b]	0.07 [b]	1.61 [b]	(0.03)[b]	65
9.98	8.37	110,338	1.63	(0.11)	1.94	(0.42)	195
9.95	8.03	7,401	2.08	(0.03)	2.39	(0.34)	195
9.96	8.03	3,742	2.08	(0.04)	2.39	(0.35)	195
10.06	9.20	280,731	1.01	0.84	1.32	0.53	195
10.02	8.74	22	1.50	0.02	1.81	(0.29)	195

Report of Independent Auditors

To the Shareholders and Board of Trustees of
Goldman Sachs Trust — CORE Equity Funds:

In our opinion, the accompanying statements of assets and liabilities, including the statements of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Goldman Sachs CORE U.S. Equity Fund, CORE Large Cap Growth Fund, CORE Small Cap Equity Fund, CORE Large Cap Value Fund and CORE International Equity Fund (collectively ''the CORE Equity Funds''), portfolios of Goldman Sachs Trust at August 31, 2003, the results of each of their operations and the changes in each of their net assets for each of the periods indicated and the financial highlights for each of the four years in the periods then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as ''financial statements'') are the responsibility of the CORE Equity Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at August 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. The financial highlights of the CORE Equity Funds for the periods ended prior to August 31, 2000 were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on the financial statements in their report dated October 8, 1999.

PricewaterhouseCoopers LLP

Boston, Massachusetts
October 22, 2003

Trustees and Officers (Unaudited)

Independent Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 61	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998-Present); Executive Vice President – Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Scholarship America (1998-Present); Director, Private Equity Investors – III and IV (November 1998-Present), and Equity-Limited Investors II (April 2002-Present); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (2000-Present). Chairman of the Board and Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Patrick T. Harker Age: 44	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (February 2000-Present); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (July 1999-Present); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Mary P. McPherson Age: 68	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (October 1997-Present); Director, Smith College (1998-Present); Director, Josiah Macy, Jr. Foundation (health educational programs) (1977-Present); Director, Philadelphia Contributionship (insurance) (1985-Present); Director Emeritus, Amherst College (1986-1998); Director, The Spencer Foundation (educational research) (1993-February 2003); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (1997-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Wilma J. Smelcer Age: 54	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (April 2001-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Richard P. Strubel Age: 64	Trustee	Since 1987	President, COO and Director Unext, Inc. (provider of educational services via the internet) (1999-Present); Director, Cantilever Technologies, Inc. (a private software company) (1999-Present); Trustee, The University of Chicago (1987-Present); and Managing Director, Tandem Partners, Inc. (management services firm) (1990-1999). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (53 Portfolios).

Interested Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Gary D. Black Age: 43	Trustee	Since 2002	Managing Director, Goldman Sachs (June 2001-Present); Executive Vice President, AllianceBernstein (investment adviser) (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (investment adviser) (January 1999-October 2000); and Senior Research Analyst Sanford Bernstein (investment adviser) (February 1992-December 1998). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
*James A. McNamara Age: 40	Trustee & Vice President	Since 2002 Since 2001	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Alan A. Shuch Age: 53	Trustee	Since 1990	Advisory Director – GSAM (May 1999-Present); Consultant to GSAM (December 1994-May 1999); and Limited Partner, Goldman Sachs (December 1994-May 1999). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
*Kaysie P. Uniacke Age: 42	Trustee & President	Since 2001	Managing Director, GSAM (1997-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
		Since 2002	President – Goldman Sachs Mutual Fund Complex (2002-Present) (registered investment companies). Assistant Secretary – Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies).		

* These persons are considered to be ''Interested Trustees'' because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

1 Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs, One New York Plaza, 37th Floor, New York, New York, 10004, Attn: Howard B. Surloff.

2 The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

3 Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees, which may be changed by the Trustees without shareholder vote); or (d) the termination of the Trust.

4 The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of August 31, 2003, the Trust consisted of 56 portfolios, including the Funds described in this Annual Report, and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

5 This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., ''public companies'') or other investment companies registered under the Act.

Additional information about the Trustees is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Officers of the Trust*

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Kaysie P. Uniacke 32 Old Slip New York, NY 10005 Age: 42	President & Trustee	Since 2002 Since 2001	Managing Director, GSAM (1997-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies). President – Goldman Sachs Mutual Fund Complex (registered investment companies). Assistant Secretary – Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 38	Treasurer	Since 1997	Vice President, Goldman Sachs (July 1995-Present). Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 43	Vice President	Since 1997	Managing Director, Goldman Sachs (October 1999-Present); and Vice President of GSAM (April 1997-December 1999). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. McNamara 32 Old Slip New York, NY 10005 Age: 40	Vice President & Trustee	Since 2001 Since 2002	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff One New York Plaza 37th Floor New York, NY 10004 Age: 38	Secretary	Since 2001	Managing Director, Goldman Sachs (November 2002-Present); Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (December 1997-Present). Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies) (2001-Present) and Assistant Secretary prior thereto.

[1] Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

* Represents a partial list of officers of the Trust. Additional information about all the officers is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P**. and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $335.8 billion in assets under management as of June 30, 2003 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- **Global Resources and Global Research**
- **Team Approach**
- **Disciplined Processes**

Innovative, Value-Added Investment Products

- **Thoughtful Solutions**
- **Risk Management**

Outstanding Client Service

- **Dedicated Service Teams**
- **Excellence and Integrity**

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- **Asia Growth Fund**
- **Emerging Markets Equity Fund**
- **International Growth Opportunities Fund**
- **Japanese Equity Fund**
- **European Equity Fund**
- **International Equity Fund**
- **CORE^{SM} International Equity Fund**

Domestic Equity Funds
- **Small Cap Value Fund**
- **CORE^{SM} Small Cap Equity Fund**
- **Mid Cap Value Fund**
- **Concentrated Growth Fund**
- **Growth Opportunities Fund**
- **Research Select Fund^{SM}**
- **Strategic Growth Fund**
- **Capital Growth Fund**
- **Large Cap Value Fund**
- **Growth and Income Fund**
- **CORE^{SM} Large Cap Growth Fund**
- **CORE^{SM} Large Cap Value Fund**
- **CORE^{SM} U.S. Equity Fund**

Specialty Funds
- **Internet Tollkeeper Fund^{SM}**
- **CORE^{SM} Tax-Managed Equity Fund**
- **Real Estate Securities Fund**

Asset Allocation Funds
- **Balanced Fund**
- **Asset Allocation Portfolios**

Fixed Income Funds
- **High Yield Fund**
- **High Yield Municipal Fund**
- **Global Income Fund**
- **Core Fixed Income Fund**
- **Municipal Income Fund**
- **Government Income Fund**
- **Short Duration Tax-Free Fund**
- **Short Duration Government Fund**
- **Ultra-Short Duration Government Fund**
- **Enhanced Income Fund**

Money Market Funds[1]

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

The Goldman Sachs Research Select Fund^{SM}, Internet Tollkeeper Fund^{SM} and CORE^{SM} are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.   32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
Investment Adviser

Visit our internet address: www.gs.com/funds

The reports concerning the Funds included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Funds in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Funds, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Funds. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Funds. Investors should read the Prospectus carefully before investing or sending money.

Holdings are as of August 31, 2003 and are subject to change in the future. Fund holdings of stocks or bonds should not be relied on in making investment decisions and should not be construed as research or investment advice regarding particular securities.

Emerging markets securities are volatile. They are subject to substantial currency fluctuations and sudden economic and political developments. At times, a Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

The stocks of smaller companies are often more volatile and present greater risks than stocks of larger companies. At times, a Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

CORE℠ is a service mark of Goldman, Sachs & Co.

Goldman, Sachs & Co. is the distributor of the Funds.

COREAR / 68.1K / 10-03

ITEM 2.   CODE OF ETHICS.

(a)   As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party (the "Code of Ethics"). The Code of Ethics is attached hereto as Exhibit 10(a)(1).

(b)   During the period covered by this report, no amendments were made to the provisions of the Code of Ethics.

(c)   During the period covered by this report, the registrant did not grant any waivers, including an implicit waiver, from any provision of the Code of Ethics.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

The registrant's board of trustees has determined that the registrant has at least one "audit committee financial expert" (as defined in Item 3 of Form N-CSR) serving on its audit committee. John P. Coblentz, Jr. is the "audit committee financial expert" and is "independent" (as each term is defined in Item 3 of Form N-CSR).

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Not applicable to annual reports for the year ended August 31, 2003.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

Not applicable.

ITEM 6.   [RESERVED]

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

Not applicable.

ITEM 8.   [RESERVED]

ITEM 9.   CONTROLS AND PROCEDURES.

(a)   The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

(b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 10.   EXHIBITS.

(a)(1)   Goldman Sachs Trust's Code of Ethics for Principal Executive and Senior Financial Officers filed herewith.

(a)(2)   Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith.

(b)   Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By: /s/ Kaysie P. Uniacke
_____

Kaysie P. Uniacke
Chief Executive Officer
Goldman Sachs Trust

Date: November 5, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Kaysie P. Uniacke
_____

Kaysie P. Uniacke
Chief Executive Officer
Goldman Sachs Trust

Date: November 5, 2003

By: /s/ John M. Perlowski
_____

John M. Perlowski
Chief Financial Officer
Goldman Sachs Trust

Date: November 5, 2003